Exhibit 99.2
GLASS HOUSE BRANDS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED
DECEMBER 31, 2024 AND 2023

Introduction
This management’s discussion and analysis of financial condition and results of operations (“MD&A”) is provided as of March 25, 2025 and should be read together with Glass House Brands Inc.’s (together with its wholly-owned subsidiaries, referred to as “Glass House,” the “Company,” “we,” “us” or “our”) audited Consolidated Financial Statements (the “Financial Statements”) as of and for the years ended December 31, 2024 and 2023, and the accompanying notes. The financial results discussed herein have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and, unless otherwise noted, are expressed in United States dollars. Additional information relating to the Company can be found on SEDAR+ at www.sedarplus.ca.
Overview
Glass House, formerly known as Mercer Park Brand Acquisition Corp. (“Mercer Park”), was incorporated under the Business Corporations Act (British Columbia) on April 16, 2019. We are a vertically integrated cannabis company that operates in the state of California as of December 31, 2024. We, through our subsidiaries, cultivate, manufacture and distribute cannabis bulk flower and trim to wholesalers and cannabis-related consumer packaged goods (“CPG”) to third-party retail stores in the state of California. We also own and operate retail cannabis stores in the state of California. Our subordinate voting shares (“Subordinate Voting Shares”), restricted voting shares (“Restricted Voting Shares”) and limited voting shares (“Limited Voting Shares,” and collectively, with the Subordinate Voting Shares and the Restricted Voting Shares, the “Equity Shares”), and certain common share purchase warrants (the “Listed Warrants”) are listed on Cboe Canada, trading under the symbols “GLAS.A.U” and “GLAS.WT.U”, respectively. The Equity Shares and Listed Warrants also trade on the OTCQX in the United States under the symbols “GLASF” and “GHBWF”, respectively. Our head office and principal address is 3645 Long Beach Boulevard, Long Beach, California 90807. Our registered office in Canada is 666 Burrard Street, Suite 2500, Vancouver, BC V6C 2X8 Canada.
Major Business Lines and Geographies
We view our financial results under three business lines – the creation of extensible wholesale cannabis biomass, cannabis-related consumer packaged goods (“CPG”) and cannabis retail. We generate all of our revenue in the state of California as of December 31, 2024.
While many cannabis businesses prioritize brand building and customer acquisition before securing a reliable product flow, we believe that in a consumer-focused CPG space, consistent delivery of high-quality product at an attractive price point is a first principle and a prerequisite for any other activity.
Cannabis Cultivation, Production and Sales
We operate multiple greenhouse cultivation facilities located in Carpinteria and Camarillo, California, and our manufacturing production facility is located in Lompoc, California. We operate an approximately 5.5 million square foot hi-tech greenhouse facility located in Camarillo, California (the “Camarillo Facility”). We completed Phase I of the Camarillo Facility which is licensed and operational. We completed the first harvest in June 2022, four weeks earlier than expected. We commenced construction on Phase II of the Camarillo Facility during 2023. We completed the first harvest from this phase in the first quarter of 2024.
We generate revenue by selling our cannabis products in bulk at wholesale and at retail to our own and third-party dispensaries in California, including raw cannabis, cannabis oil and cannabis CPG. Our “Farmacy” branded retail dispensaries are currently located in Santa Barbara, Santa Ana, Berkeley, Isla Vista and Santa Ynez, California. We also operate one retail dispensary located in Los Angeles, California under the brand “The Pottery.” During the year ended December 31, 2022, we completed the acquisition of Plus Products Holdings Inc., a leading edibles brand in California, as well as the acquisitions of The Pottery and three Natural Healing Center-branded retail cannabis dispensaries located in Grover Beach, Morro Bay and Lemoore, California. In April 2023, we completed the acquisition of a fourth Natural Healing Center retail cannabis dispensary located in Turlock, California.

Market Update and Objectives
The state of California represents the largest single state-legalized adult-use and medical market for cannabis in the U.S., with an adult population of over 31 million. The California market is highly fragmented, with over 4,350 cultivation licenses in operation, over 1,000 distribution licenses, over 1,200 operational dispensaries, greater than 600 brands and a significant illicit market. In addition to this, burdened with high taxes and fees, extensive regulation, and heavy competition and a large illicit market, California operators may find it difficult to operate in this market. In 2024, we saw wholesale prices decline from 2023 exhibiting high levels of volatility, but due to our scaled operations and low cost production, we believe Glass House is best fit to operate in this difficult market. With this backdrop, we will continue to use scale in cultivation and distribution (at wholesale and through our own retail dispensaries and third-party retailers) to achieve low cost of production that will allow us to outperform competitors and build superior brand awareness and loyalty.
On May 21, 2024, the U.S. Department of Justice published its notice of proposed rulemaking (“NPRM”) announcing its intention to reschedule marijuana from Schedule I of the Controlled Substances Act (“CSA”) to Schedule III, a less-restrictive schedule, of the CSA. The public comment period ended on July 22, 2024. The DEA had noticed its intention to convene a hearing on December 2, 2024 on the NPRM. The DEA postponed the hearing to January 21, 2025, but the hearing was eventually canceled by the Chief Administrative Law Judge for the DEA (an internal administrative tribunal of the DEA) due to procedural issues and pending appeals and legal actions, and is expected to be rescheduled at a future date uncertain.

SELECTED FINANCIAL INFORMATION
The following are the results of our operations for the year ended December 31, 2024 compared to the years ended December 31, 2023 and December 31, 2022 (in thousands, except share and per share data):

	Year Ended December 31,
	2024	2023	2022
Revenues, Net	$200,898	$160,836	$84,874
Cost of Goods Sold (Exclusive of Depreciation and Amortization Shown Separately Below)	103,505	79,867	64,162
Gross Profit	97,393	80,969	20,712
Operating Expenses:
General and Administrative	60,126	52,914	45,575
Sales and Marketing	2,418	2,838	3,427
Professional Fees	7,768	7,304	9,951
Depreciation and Amortization	15,044	14,627	12,301
Impairment Expense for Goodwill	—	37,912	5,851
Impairment Expense for Intangible Assets	6,300	14,903	—
Total Operating Expenses	91,656	130,498	77,105
Income (Loss) from Operations	5,737	(49,529)	(56,393)
Other (Income) Expense:
Interest Expense	9,184	9,819	7,608
Interest Income	—	(45)	(56)
(Gain) Loss on Equity Method Investments	(14)	2,102	2,007
(Gain) Loss on Change in Fair Value of Derivative Asset	(690)	28	30
(Gain) Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	(13,724)	24,399	(28,869)
Loss on Extinguishment of Debt	—	—	490
Other (Income) Expense, Net	(238)	2,286	(253)
Total Other (Income) Expense, Net	(5,482)	38,589	(19,043)
Income (Loss) from Operations Before Provision for (Benefit from) Income Taxes	11,219	(88,118)	(37,350)
Provision for (Benefit from) Income Taxes	10,498	9,943	(4,385)
Net Income (Loss)	721	(98,061)	(32,965)
Net Income (Loss) Attributable to Non-Controlling Interest	202	209	(62)
Net Income (Loss) Attributable to the Company	$519	$(98,270)	$(32,903)

Loss Per Share - Basic	$(0.21)	$(1.62)	$(0.83)
Loss Per Share - Diluted	$(0.21)	$(1.62)	$(0.83)

Weighted-Average Shares Outstanding - Basic	75,229,075	72,028,902	64,182,436
Weighted-Average Shares Outstanding - Diluted	75,229,075	72,028,902	64,182,436

Revenue
Revenue for the year ended December 31, 2024 was $200.9 million, which represents an increase of $40.1 million, or 25%, from $160.8 million for the year ended December 31, 2023. Cannabis biomass revenue increased by $33.4 million, or 32%, cannabis retail revenue increased by $4.7 million, or 12%, and CPG revenue increased by $1.9 million or 12%, for the year ended December 31, 2024 as compared to the same period in the prior year. The increase in wholesale biomass revenues during the year ended December 31, 2024 was primarily attributable to increased production resulting from the commencement of cultivation at Greenhouse 5 in late January 2024 and the continued demand for our production. As a result, our cultivation facilities reported $139.1 million in wholesale biomass revenue compared to $105.7 million in the same period in the prior year. The increase in retail operations revenues was primarily attributable to increased sales due to our strategic pricing initiative implemented in the first quarter of 2024 which resulted in lower consumer prices and increased traffic. The increase in CPG revenues was attributable to consumer demand for our brands, primarily our value-oriented brand, Allswell.
Cost of Goods Sold and Gross Profit
Cost of goods sold for the year ended December 31, 2024 was $103.5 million, an increase of $23.6 million, or 30%, compared with $79.9 million for the year ended December 31, 2023. Gross profit for the year ended December 31, 2024 was $97.4 million, representing a gross margin of 48%, compared to a gross profit of $81.0 million, representing a gross margin of 50% for the year ended December 31, 2023. The increase in cost of goods sold during the year ended December 31, 2024 was primarily attributable to our growth in revenue and accompanying increase in production. Gross profit dollars for our biomass segment increased by $13.9 million primarily due to the increase in revenues. Gross profit percentage for wholesale biomass was unfavorably impacted by lower average selling prices realized during the year ended December 31, 2024 as compared to the same period in the prior year. Gross profit dollars for our CPG segment increased by $3.3 million primarily due to the increase in revenues as well as decreases in product and production costs. Gross profit dollars for our retail segment was comparable with the prior year.
Total Operating Expenses
Total operating expenses for the years ended December 31, 2024 was $91.7 million, a decrease of $38.8 million, or 30%, compared to total operating expenses of $130.5 million for the year ended December 31, 2023. The decrease in total operating expenses was attributable to the factors described below.
General and administrative expenses for the years ended December 31, 2024 and 2023 were $60.1 million and $52.9 million, respectively, an increase of $7.2 million, or 14%. The increase in general and administrative expenses is primarily attributed to an increase of $6.8 million in employee-related costs, which includes stock-based compensation.
Sales and marketing expenses for the years ended December 31, 2024 and 2023 were $2.4 million and $2.8 million, respectively, a decrease of $0.4 million, or 14%. The decrease was primarily attributable to decreases in advertising and royalty expenses of $0.4 million.
Professional fees for the years ended December 31, 2024 and 2023 were $7.8 million and $7.3 million, respectively, an increase of $0.5 million, or 7%. The increase in professional fees was primarily attributable to an increases in accounting fees as compared to the same period in the prior year.
Depreciation and amortization expenses for the years ended December 31, 2024 and 2023 were $15.0 million and $14.6 million, respectively, an increase of $0.4 million, or 3%, which is largely consistent period over period.
There was a $6.3 million intangible asset impairment expense recognized during the year ended December 31, 2024 compared to $14.9 million in the prior year. During the year ended December 31, 2024, we recognized $6.3 million of other than temporary intangible asset impairment in our cannabis licenses related to our retail reportable segment as a result of updated earnings projections for unforeseen changes in the market from more than expected retail competition. During the year ended December 31, 2023, we recognized $9.4 million of other than temporary impairment in our cannabis licenses related to our retail reportable segment as a result of unforeseen changes in the market from more than expected retail competition in the latter half of calendar 2023. Additionally, during the year ended December 31, 2023, we recognized $2.0 million and $3.5 million of other than temporary impairment in customer relationships and intellectual property, respectively, related to our CPG reportable segment as a result of updated earnings projections for unforeseen changes in market demand in the CPG market.

During the year ended December 31, 2023, we recognized $23.8 million of goodwill impairment in our retail reportable segment as a result of unforeseen changes in the market from more than expected retail competition. Additionally, during the year ended December 31, 2023, we recognized $14.1 million of goodwill impairment in our CPG reportable segment due to unforeseen changes in market demand in the CPG market.
Total Other (Income) Expense
Total other (income) expense for the years ended December 31, 2024 and 2023 was income of $5.5 million and expense of $38.6 million, respectively, a change of $44.1 million, or 114%. A gain of $13.7 million on the change in fair value of contingent liabilities and shares payable was recognized during the year ended December 31, 2024 as compared to a loss of $24.4 million resulting in a change of $38.1 million. The change in other (income) expense was also due to a decrease in the loss on equity method investments of $2.1 million, a $1.0 million loan amendment fee recognized in the prior year, a decrease in change in fair value of derivative assets of $0.7 million and $0.4 million of Employee Retention Tax Credits received in the fourth quarter of 2024.
Provision for Income Taxes
Provision for income taxes for the years ended December 31, 2024 and 2023 was $10.5 million and $9.9 million, respectively, an unfavorable change of $0.6 million, or 6%. The unfavorable change in the provision for income taxes was the result of our change in tax position.

The following are the results of our operations (unaudited) for the three months ended December 31, 2024 compared to the three months ended December 31, 2023 (in thousands, except share and per share data):

	Three Months Ended
	December 31,
	2024	2023
Revenues, Net	$53,039	$40,429
Cost of Goods Sold (Exclusive of Depreciation and Amortization Shown Separately Below)	30,288	22,417
Gross Profit	22,751	18,012
Operating Expenses:
General and Administrative	14,808	13,286
Sales and Marketing	639	634
Professional Fees	1,354	1,898
Depreciation and Amortization	3,874	3,545
Impairment Expense for Goodwill	—	23,768
Impairment Expense for Intangible Assets	—	8,049
Total Operating Expenses	20,675	51,180
Income (Loss) from Operations	2,076	(33,168)
Other (Income) Expense:
Interest Expense	2,130	3,033
Interest Income	—	—
Gain on Equity Method Investments	(45)	(35)
Gain on Change in Fair Value of Derivative Asset	(6)	(195)
(Gain) Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	(12,296)	5,913
Other (Income) Expense, Net	(392)	449
Total Other (Income) Expense, Net	(10,609)	9,165
Income (Loss) from Operations Before Provision for (Benefit from) Income Taxes	12,685	(42,333)
Provision for (Benefit from) Income Taxes	526	(4,218)
Net Income (Loss)	12,159	(38,115)
Net Income Attributable to Non-Controlling Interest	56	83
Net Income (Loss) Attributable to the Company	$12,103	$(38,198)

Income (Loss) Per Share - Basic	$0.10	$(0.58)
Income (Loss) Per Share - Diluted	$0.09	$(0.58)

Weighted-Average Shares Outstanding - Basic	77,477,756	73,087,333
Weighted-Average Shares Outstanding - Diluted	85,859,373	73,087,333

Revenue
Revenue for the three months ended December 31, 2024 was $53.0 million, which represents an increase of $12.6 million, or 31%, from $40.4 million for the three months ended December 31, 2023. Biomass revenue increased by $9.5 million, or 35%, cannabis retail revenue increased by $2.2 million, or 23%, and CPG revenue increased by $0.9 million, or 22%, for the three months ended December 31, 2024 as compared to the same period in the prior year. The increase in wholesale biomass revenue was primarily attributable to increased production resulting from the commencement of cultivation at Greenhouse 5 in late January 2024 and the continued demand for our production. As a result, our cultivation facilities reported $36.3 million in wholesale biomass revenue compared to $26.8 million in the same period in the prior year. The increase in retail operations revenues was primarily attributable to our strategic pricing initiative which resulted in lower consumer prices and increased consumer traffic. The increase in CPG revenues was attributable to consumer demand for our brands, primarily our value-oriented brand, Allswell.
Cost of Goods Sold and Gross Profit
Cost of goods sold for the three months ended December 31, 2024 was $30.3 million, an increase of $7.9 million, or 35%, compared with $22.4 million for the three months ended December 31, 2023. Gross profit for the three months ended December 31, 2024 was $22.8 million, representing a gross margin of 43%, compared to a gross profit of $18.0 million, representing a gross margin of 45% for the three months ended December 31, 2023. The increase in cost of goods sold during the three months ended December 31, 2024 was primarily attributable to our growth in revenue and accompanying increase in production. Gross profit dollars for our wholesale biomass segment increased by $3.0 million primarily due to the increase in revenues. Gross profit percentage for wholesale biomass was unfavorably impacted by lower average selling prices realized during the three months ended December 31, 2024 as compared to the same period in the prior year. Gross profit dollars for our CPG segment increased by $1.6 million primarily due to the increase in revenue as well as decreases in product and production costs. Gross profit dollars for our retail segment was comparable with the prior year.
Total Operating Expenses
Total operating expenses for the three months ended December 31, 2024 was $20.7 million, a decrease of $30.5 million, or 60%, compared to total operating expenses of $51.2 million for the three months ended December 31, 2023. The decrease in total operating expenses was attributable to the factors described below.
General and administrative expenses for the three months ended December 31, 2024 and 2023 were $14.8 million and $13.3 million, respectively, an increase of $1.5 million, or 11%. The increase in general and administrative expenses was primarily attributed to an increase of $1.3 million in stock-based compensation expenses.
Sales and marketing expenses for the three months ended December 31, 2024 and 2023 were $0.6 million in each period. Sales and marketing expenses include trade marketing, point of sale marketing for our wholesale CPG business product lines and promotions in various media outlets.
Professional fees for the three months ended December 31, 2024 and 2023 were $1.4 million and $1.9 million, respectively, a decrease of $0.5 million, or 26%. The decrease in professional fees was primarily attributable to decreases in legal fees as compared to the same period in the prior year.
Depreciation and amortization expenses for the three months ended December 31, 2024 and 2023 were $3.9 million and $3.5 million, respectively, which is largely consistent period over period.
Impairment expense for goodwill for the three months ended December 31, 2023 was $23.8 million. During the three months ended December 31, 2023, management noted indicators of impairment related to our retail segment and recorded impairment expense of $23.8 million. There were no such impairments recognized during the three months ended December 31, 2024.
Impairment expense for intangible assets for the three months ended December 31, 2023 was $8.0 million. During the three months ended December 31, 2023, we recognized $8.0 million of other than temporary impairment on cannabis licenses related to our retail and wholesale biomass reportable segments. There were no such impairments recognized during the three months ended December 31, 2024.

Total Other (Income) Expense
Total other (income) expense for the three months ended December 31, 2024 as compared to 2023 were income of $10.6 million and expense of $9.2 million, respectively, a change of $19.8 million, or 215%. A gain of $12.3 million on the change in fair value of contingent liabilities and shares payable was recognized during the three months ended December 31, 2024 as compared to a loss of $5.9 million during the three months ended December 31, 2023 resulting in a change of $18.2 million. The change in other (income) expense was also due to a decrease in interest expense of $0.9 million and $0.4 million of Employee Retention Tax Credits received during three months ended December 31, 2024.
Provision for (Benefit from) Income Taxes
Provision for (benefit from) income taxes for the three months ended December 31, 2024 and 2023 was a provision of $0.5 million as compared to a benefit of $4.2 million, respectively, an unfavorable change of $4.7 million, or 112%. The unfavorable change in the provision for (benefit from) income taxes was the result of our change in tax position.
Non-GAAP Financial Measures
In addition to providing financial measurements based on GAAP, we provide additional financial metrics that are not defined under, prepared in accordance with or a standardized financial measure under GAAP. Management uses such non-GAAP financial measures, in addition to GAAP financial measures, to understand and compare operating results across accounting periods, for financial and operational decision-making, for planning and forecasting purposes and to evaluate our financial performance. These non-GAAP financial measures (collectively, the “non-GAAP financial measures”) are:

EBITDA
Net income (loss) (GAAP) adjusted for interest and financing costs, income taxes, depreciation, and amortization. This non-GAAP measure represents our current operating profitability and ability to generate cash flow.

Adjusted EBITDA	EBITDA (non-GAAP) adjusted for share-based compensation, stock appreciation rights expense, change in equity method investments, impairment expense for goodwill and intangible assets, change in fair value of derivative instruments, change in fair value of contingent liabilities and shares payable and certain debt-related fees. This non-GAAP measure represents our current operating profitability and ability to generate cash flow excluding non-recurring, irregular or one-time expenditures in order to improve comparability.
Management believes that these non-GAAP financial measures assess our ongoing business in a manner that allows for meaningful comparisons and analysis of trends in the business, as they facilitate comparing financial results across accounting periods and to those of peer companies. Management also believes that these non-GAAP financial measures enable investors to evaluate our operating results and future prospects in the same manner as management. These non-GAAP financial measures may also exclude certain material non-cash items, expenses and gains and other adjustments that may be unusual in nature, infrequent or that we believe are not reflective of our ongoing operating results and performance.
As there are no standardized methods of calculating these non-GAAP financial measures, our methods may differ from those used by others, and accordingly, the use of these measures may not be directly comparable to similarly titled measures used by others in the cannabis industry or otherwise. Accordingly, these non-GAAP financial measures are intended to provide additional information and are not intended to represent and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with GAAP as measures of operating performance or operating cash flows or as measures of liquidity. Such non-GAAP financial measures should only be considered in conjunction with the GAAP financial measures presented herein and in our Financial Statements.
These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. In addition, we believe investors use both GAAP and non-GAAP measures to assess management’s past and future decisions associated with our priorities and allocation of capital, as well as to analyze how the business operates in, or responds to, swings in economic cycles or to other events that impact the cannabis industry.

These non-GAAP financial measures exclude certain material non-cash items and certain other adjustments we believe are not reflective of our ongoing operations and performance. These non-GAAP financial measures are not intended to represent and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with GAAP as measures of operating performance or operating cash flows or as measures of liquidity. These non-GAAP financial measures have important limitations as analytical tools and should not be considered in isolation or as a substitute for any standardized measure under GAAP. For example, certain of these non-GAAP financial measures:
•exclude certain tax payments that may reduce cash available to us;
•do not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;
•do not reflect changes in, or cash requirements for, working capital needs; and
•do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on debt.
Other companies in the cannabis industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.
Adjusted EBITDA (non-GAAP)
The following table provides a reconciliation of our Net Income (Loss) to Adjusted EBITDA (non-GAAP) for the year ended December 31, 2024 compared to the year ended December 31, 2023 (in thousands):

	Year Ended December 31,
	2024	2023
Net Income (Loss) (GAAP)	$721	$(98,061)
Depreciation and Amortization	15,044	14,627
Interest Expense	9,184	9,819
Provision for (Benefit from) Income Taxes	10,498	9,943
EBITDA (Non-GAAP)	35,447	(63,672)
Adjustments:
Share-Based Compensation	13,098	7,637
Stock Appreciation Rights Expense	262	219
(Gain) Loss on Equity Method Investments	(14)	2,102
Impairment Expense for Goodwill	—	37,912
Impairment Expense for Intangible Assets	6,300	14,903
Change in Fair Value of Derivative Asset	(690)	28
Change in Fair Value of Contingent Liabilities and Shares Payable	(13,724)	24,399
Employee Retention Tax Credit	(423)	—
Loan Amendment Fee	—	1,000
Adjusted EBITDA (Non-GAAP)	$40,256	$24,528
On a non-GAAP basis, we recorded Adjusted EBITDA (Non-GAAP) of $40.3 million for the year ended December 31, 2024, compared to an Adjusted EBITDA (Non-GAAP) of $24.5 million for the year ended December 31, 2023, a favorable variance of $15.8 million, or 64%. The increase was driven entirely by an increase in gross profit, as discussed in the Cost of Goods Sold and Gross Profit section above, for the year ended December 31, 2024 as compared to the year ended December 31, 2023.

The following table provides a reconciliation of the Company’s Net Income (Loss) to Adjusted EBITDA (non-GAAP) for the three months ended December 31, 2024 compared to the three months ended December 31, 2023 (in thousands):

	Three Months Ended
	December 31,
	2024	2023
Net Income (Loss) (GAAP)	$12,159	$(38,115)
Depreciation and Amortization	3,874	3,545
Interest Expense	2,130	3,033
Provision for (Benefit from) Income Taxes	526	(4,218)
EBITDA (Non-GAAP)	18,689	(35,755)
Adjustments:
Share-Based Compensation	3,258	1,909
Stock Appreciation Rights Expense	(159)	119
Gain on Equity Method Investments	(45)	(35)
Impairment Expense for Goodwill	—	23,768
Impairment Expense for Intangible Assets	—	8,049
Change in Fair Value of Derivative Asset	(6)	(195)
Change in Fair Value of Contingent Liabilities and Shares Payable	(12,296)	5,913
Employee Retention Tax Credit	(423)	—
Adjusted EBITDA (Non-GAAP)	$9,018	$3,773
On a non-GAAP basis, we recorded Adjusted EBITDA (Non-GAAP) of $9.0 million for the three months ended December 31, 2024, compared to an Adjusted EBITDA (Non-GAAP) of $3.8 million for the three months ended December 31, 2023, a favorable variance of $5.2 million, or 137%. The increase was driven entirely by an increase in gross profit, as discussed in the Cost of Goods Sold and Gross Profit section above, for the three months ended December 31, 2024 as compared to the three months ended December 31, 2023.
Selected Quarterly Information
A summary of selected information for each of the quarters presented is as follows (in thousands, except per share data):

	Revenues	Net Income (Loss) Before Non-Controlling Interest	Earnings (Loss) Per Share-Basic Attributable to the Company	Earnings (Loss) Per Share-Diluted Attributable to the Company
December 31, 2024	$53,039	$12,159	$0.10	$0.09
September 30, 2024	63,821	(3,208)	(0.09)	(0.09)
June 30, 2024	53,938	10,039	0.08	0.08
March 31, 2024	30,100	(18,269)	(0.30)	(0.30)
December 31, 2023	40,429	(38,115)	(0.58)	(0.58)
September 30, 2023	48,187	(210)	(0.10)	(0.10)
June 30, 2023	44,665	(24,952)	(0.39)	(0.39)
March 31, 2023	27,555	(34,783)	(0.52)	(0.52)
Revenue for the quarter ended December 31, 2024 was $53.0 million, a decrease of $10.8 million, or 17%, as compared to revenue of $63.8 million for the quarter ended September 30, 2024. The decrease in revenue was primarily due to a decrease in biomass sales attributable to decreased production at the Camarillo Facility which reported $36.3 million and $47.8 million for the quarters ended December 31, 2024 and September 30, 2024, respectively.

Revenue for the quarter ended September 30, 2024 was $63.8 million, an increase of $9.9 million, or 18%, as compared to revenue of $53.9 million for the quarter ended June 30, 2024. The increase in revenue was primarily due to increased biomass sales attributable to increased production at the Camarillo Facility which reported $47.8 million and $39.1 million for the quarters ended September 30, 2024 and June 30, 2024, respectively.
Revenue for the quarter ended June 30, 2024 was $53.9 million, an increase of $23.8 million, or 79%, as compared to revenue of $30.1 million for the quarter ended March 31, 2024. The increase in revenue was primarily due to increased biomass sales attributable to increased production at the Camarillo Facility which reported $39.1 million and $15.9 million for the quarters ended June 30, 2024 and March 31, 2024, respectively.
Revenue for the quarter ended March 31, 2024 was $30.1 million, a decrease of $10.3 million, or 26%, as compared to revenue of $40.4 million for the quarter ended December 31, 2023. The decrease in revenue was primarily due to decreased biomass sales due to the seasonality of plant cycle which reported $15.9 million and $26.9 million for the quarters ended March 31, 2024 and December 31, 2023, respectively.
Revenue for the quarter ended December 31, 2023 was $40.4 million, a decrease of $7.8 million, or 16%, as compared to revenue of $48.2 million for the quarter ended September 30, 2023. The decrease in revenue was primarily due to decreased biomass sales due to lower average selling prices realized in the quarter which reported $26.9 million and $33.9 million for the quarters ended December 31, 2023 and September 30, 2023, respectively.
Revenue for the quarter ended September 30, 2023 was $48.2 million, an increase of $3.5 million, or 8%, as compared to revenue of $44.7 million for the quarter ended June 30, 2023. The increase in revenue was primarily due to higher biomass sales driven by increased production due to seasonality of plant cycle of $3.2 million for the quarter ended September 30, 2023 as compared to the prior quarter.
Revenue for the quarter ended June 30, 2023 was $44.7 million, an increase of $17.1 million, or 62%, from $27.6 million for the quarter ended March 31, 2023. The increase in revenue was primarily due to higher biomass sales driven by increased production due to seasonality of plant cycle, and, to a lesser extent, an increase in average wholesale biomass pricing.
Net income for the quarter ended December 31, 2024 was $12.2 million which represents a favorable change of $15.4 million, or 481%, from a net loss of $3.2 million for the quarter ended September 30, 2024. The change was primarily due to a favorable change of $12.3 million on the change in the fair value of contingent liabilities and shares payable, an $8.6 million decrease in the provision for income taxes and $6.3 million of other than temporary intangible asset impairment in the prior quarter. These favorable changes were partially offset by a decrease of $10.7 million in gross profit.
Net loss for the quarter ended September 30, 2024 was $3.2 million, which represents an unfavorable change of $13.2 million, or 132%, from a net income of $10.0 million for the quarter ended June 30, 2024. The change was primarily due to an unfavorable change of $7.9 million on the change in the fair value of contingent liabilities and shares payable, $6.3 million of other than temporary intangible asset impairment in the quarter ended September 30, 2024 and a $8.7 million increase in the provision for income taxes. These unfavorable changes were partially offset by an increase of $4.8 million in gross profit and a $2.9 million decrease in general and administrative expenses.
Net income for the quarter ended June 30, 2024 was $10.0 million, which represents a favorable change of $28.3 million, or 155%, from a net loss of $18.3 million for the quarter ended March 31, 2024. The favorable change was primarily due to an increase of $16.1 million in gross profit and a favorable change of $14.4 million on the change in fair value of contingent liabilities and shares payable.
Net loss for the quarter ended March 31, 2024 was $18.3 million, which represents a favorable change of $19.8 million, or 52%, from a net loss of $38.1 million for the quarter ended December 31, 2023. The favorable change was primarily due to the decline in impairments recognized during the three months ended March 31, 2024, while $31.8 million of impairment was recognized during the three months ended December 31, 2023.
Net loss for the quarter ended December 31, 2023 was $38.1 million, which represents an unfavorable change of $37.9 million from a net loss of $0.2 million for the quarter ended September 30, 2023. The unfavorable change was primarily due to increased loss from operations related to intangible impairments coupled with increased total other expense during the quarter ended December 31, 2023 as compared to the third fiscal quarter of 2023.

Net loss for the quarter ended September 30, 2023 was $0.2 million, which represents a favorable change of $24.8 million, or 99%, from a net loss of $25.0 million for the quarter ended June 30, 2023. The favorable change was primarily due to loss on change in fair value of contingent liabilities and shares payable of $19.1 million reported during the quarter ended June 30, 2023 as compared to a gain of $4.0 million for the quarter ended September 30, 2023.
Net loss for the quarter ended June 30, 2023 was $25.0 million, which represents a favorable change of $9.8 million, or 28%, from net loss of $34.8 million for the quarter ended March 31, 2023. The favorable change was primarily due to an increase in gross profit coupled with a decrease in operating expenses for the quarter ended June 30, 2023.
Liquidity and Capital Resources
Overview
Historically, our primary source of liquidity has been our operations, capital contributions made by equity investors, preferred equity investors and debt issuances. We meet our current operational obligations as they become due from our current working capital and from operations. However, we have sustained losses since inception and may require additional capital in the future. As of and for the year ended December 31, 2024, we had an accumulated deficit of $190.4 million, net income attributable to the Company of $0.5 million and net cash provided by operating activities of $28.4 million. We estimate that based on current business operations and working capital, we will continue to meet our obligations as they become due in the short term. We generate cash from revenues and deploying our capital reserves to acquire and develop assets capable of producing additional revenues and earnings over both the immediate and near term. Capital reserves are primarily being utilized for capital expenditures, facility improvements, product development and marketing. We expect to continue to finance our operations, capital expenditures, facility improvements, product development and marketing primarily through cash from sales to our customers and may consider future equity issuances and debt financing arrangements.
Liquidity risk is the risk that we will not be able to meet our financial obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure. Our approach to managing liquidity is to ensure that we will have sufficient liquidity to settle obligations and liabilities when due. In the event sufficient cash flow is not available from operating activities, we may continue to raise equity or debt capital from investors in order to meet liquidity needs. If we are not able to secure adequate additional funding, we may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. Any of these actions could materially harm our business, results of operations and future prospects. There can be no assurance that such financing will be available or will be on terms acceptable to us.
Private Placement Financing
On March 31, 2023, through our subsidiary, GH Group, we closed on a private placement financing of 300 GH Group Series C Preferred Shares with an aggregate face value of $0.3 million. In conjunction with these transactions, we issued 60,000 warrants. The warrants have an exercise price of $5.00 per warrant which expire in August 2027. We recorded the fair value of the Series C Preferred Shares in the amount of $0.2 million, which is net of the value allocated to the newly issued warrants of $0.1 million. The Series C Preferred Shares are accounted for as mezzanine non-controlling interest as the Series C Preferred Shares redemption feature is not in our sole control. The Series C Preferred Shares were accreted by accrued but unpaid dividends and were therefore adjusted to their redemption value as of December 31, 2023 with an adjustment of $0.1 million.
During the year ended December 31, 2023, through our subsidiary, GH Group, we closed on a private placement financing of 15,000 GH Group Series D Preferred Shares with an aggregate face value of $15.0 million. In conjunction with these transactions, we issued 3,000,000 warrants. The warrants have an exercise price of $6.00 per warrant and expire in August 2028. We recorded the fair value of the Series D Preferred Shares in the amount of $9.3 million, which is net of the value allocated to the newly issued warrants of $5.7 million. The Series D Preferred Shares are accounted for as mezzanine non-controlling interest as the Series D Preferred Shares redemption feature is not in our sole control. The Series D Preferred Shares were accreted by accrued but unpaid dividends and were therefore adjusted to their redemption value as of December 31, 2023 with an adjustment of $5.7 million.

At-The-Market Program
We commenced the at-the-market distribution program (the “ATM Program”) in December 2024 by means of a prospectus supplement dated December 2, 2024 (the "Prospectus Supplement") to its short form base shelf prospectus dated May 16, 2024 (the "Shelf Prospectus") with the securities regulatory authorities in all provinces and territories of Canada in connection with the ATM program. The ATM Program is pursuant to the terms of an equity distribution agreement dated November 13, 2024 (the “Equity Distribution Agreement”) with ATB Securities Inc. and Canaccord Genuity Corp., pursuant to which, we may from time to time sell up to $25 million of the Company’s Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares (collectively, the “Equity Shares”) under the ATM Program. To the extent we utilize the ATM Program, we intend to use the net proceeds primarily for an expansion of our facilities in Camarillo, California (the “Phase III expansion”), and/or general corporate purposes.
Since the Equity Shares will be distributed at trading prices prevailing at the time of the sale, prices may vary between purchasers and during the period of distribution. The volume and timing of sales will be determined at our management's sole discretion and in accordance with the terms of the Equity Distribution Agreement.
During the three months ended December 31, 2024, we issued 10,000 shares under the ATM Program at an average price of $6.72 per share for gross proceeds of $67 thousand. We received net proceeds of $66 thousand after paying commissions of $1 thousand to the sales agent for the 2024 ATM Program and $276 in other transaction costs.
Senior Secured Credit Facility
On February 28, 2025, we entered into a senior secured credit facility for an aggregate principal amount of $50 million, maturing on February 28, 2030 (the “Senior Secured Credit Facility”). The initial interest rate for the Senior Secured Credit Facility is 8.75% and has a floating interest rate based on the Wall Street Journal's prime rate plus 1.25%. On February 28, 2025, we entered into an interest rate swap agreement with a notional amount of $50 million that effectively converted the variable-rate debt to a fixed rate of 8.58%. The interest rate swap agreement expires on February 28, 2030.
Payments for the first two years are interest only. Principal and interest payments will be made during the last three years based on a straight-line amortization of the loan amount over a period of 15 years, with a balloon payment of $40 million due on the maturity date.
The Senior Secured Credit Facility will be secured by a first priority lien on our Camarillo, Padaro and Casitas greenhouse farms and facilities and a first priority lien on the rest of our assets excluding other real estate.
The Senior Secured Credit Facility contains a covenant which requires us to maintain liquidity in excess of $10 million at all times. The Senior Secured Credit Facility also contains a covenant which requires us to maintain a Consolidated Fixed-Charge Coverage Ratio of at least 1.25x measured quarterly on a trailing-twelve-month basis commencing as of December 31, 2024. The Fixed-Charge Coverage Ratio is defined as Adjusted EBITDA minus income tax expense divided by the current portion of long-term debt plus interest expense plus the current portion of capital leases. Preferred equity dividend payments and convertible debt payments are not included in the Fixed-Charge Coverage Ratio calculation as the former can be suspended if needed and the latter can be paid in shares.
We used the proceeds from the Senior Secured Credit Facility to repay the remaining balance of the Credit Agreement term loan in the amount of $40.6 million plus fees on February 28, 2025 and intend to use the remaining proceeds for working capital and general corporate purposes.

Financial Condition
Cash Flows
The following table summarizes our Consolidated Statements of Cash Flows from the Financial Statements for the years ended December 31, 2024 and 2023 (in thousands):

	Year Ended December 31,
	2024	2023
Net Cash Provided by Operating Activities	$28,392	$23,224
Net Cash Used in Investing Activities	(10,294)	(12,714)
Net Cash Provided by (Used in) Financing Activities	(13,699)	7,870
Net Increase in Cash, Restricted Cash and Cash Equivalents	4,399	18,380
Cash, Restricted Cash and Cash Equivalents, Beginning of Period	32,524	14,144
Cash, Restricted Cash and Cash Equivalents, End of Period	$36,923	$32,524
Cash Flow from Operating Activities
Net cash provided by operating activities was $28.4 million for the year ended December 31, 2024, an increase of $5.2 million, or 22%, as compared to net cash provided by operating activities of $23.2 million for the year ended December 31, 2023. The increase was due to a favorable change in net income (loss), net of adjustments to reconcile net income (loss) to net cash provided by operating activities, of $15.0 million for the year ended December 31, 2024 as compared to the same period in the prior year primarily due to higher gross profit. This was offset by an unfavorable change in net operating assets and liabilities of $9.8 million for the year ended December 31, 2024 as compared to the same period in the prior year primarily due to the opening of Greenhouse 5 in 2024.
Cash Flow from Investing Activities
Net cash used in investing activities was $10.3 million for the year ended December 31, 2024, a decrease of $2.4 million, or 19%, compared to net cash used in investing activities of $12.7 million for the year ended December 31, 2023. This decrease was primarily driven by the timing of capital expenditures related to the opening of Green House 5 in early 2024 compared to spending for Phase 3 expansion at the Camarillo property during the year ended December 31, 2024.
Cash Flow from Financing Activities
Net cash used in financing activities was $13.7 million for the year ended December 31, 2024, a decrease of $21.6 million, or 273%, compared to net cash provided by financing activities of $7.9 million for the year ended December 31, 2023. This decrease was primarily driven by $15.3 million of proceeds received from the issuance of preferred shares in the prior year and an increase of $6.9 million of payments on notes payable during the year ended December 31, 2024 compared to the same period in the prior year.
As discussed in the Liquidity and Capital Resources section above, our primary source of liquidity has been operations, capital contributions made by equity investors and debt issuances. In the event sufficient cash flow is not available from operating activities, we may continue to raise equity capital from investors in order to meet liquidity needs.
Contractual Obligations
We have contractual obligations to make future payments, including debt agreements and lease agreements from third parties.
The following table summarizes such obligations as of December 31, 2024 (in thousands):

	2025	2026	2027-2028	After 2028	Total
Notes Payable to Third Parties	$7,556	$34,436	$16,267	$—	$58,259
Lease Obligations	3,509	2,929	3,978	4,111	14,527
Total Contractual Obligations	$11,065	$37,365	$20,245	$4,111	$72,786

Off-Balance Sheet Arrangements
As of the date of this MD&A, we do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our results of operations or financial condition including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.
Transactions with Related Parties
Related parties are defined as management and members of the Company and/or members of their immediate family and/or other companies and/or entities in which a board member or senior officer is a principal owner or senior executive. Other than disclosed elsewhere herein and in the Financial Statements, related party transactions and balances are as follows:
Leases
Neo Street Partners LLC, a company partially owned by an executive and board member of the Company, entered into a five-year lease with a subsidiary of the Company. The lease, which commenced in October 2018, provides for an initial annual base rent payment of $213 thousand, increasing to $243 thousand for years two to five. The lease was renewed for one year starting in October 2024. Rent expense for the years ended December 31, 2024 and 2023 were $373 thousand and $439 thousand, respectively.
3645 Long Beach LLC, a company partially owned by an executive and board member of the Company, entered into a five-year lease with a subsidiary of the Company. The lease, which commenced in December 2019, provides for an initial annual base rent payment of $64 thousand, increasing to $69 thousand for year two and increasing five percent per annum thereafter. Rent expense for the years ended December 31, 2024 and 2023 were $80 thousand and $77 thousand, respectively.
Isla Vista GHG LLC, a company partially owned by executives and board members of the Company, entered into a ten-year lease with a subsidiary of the Company. The lease, which commenced on the first calendar day after the Company publicly announced the opening of a retail cannabis location at the leased property (the “Commencement Date”), provides for an initial monthly rent of $5 thousand starting April 19, 2022 until the Commencement Date. Effective on the Commencement Date, the initial annual base rent payment is $144 thousand and increasing three percent per annum thereafter. Rent expense for the years ended December 31, 2024 and 2023 were $269 thousand in each period.
In August 2022, the Kazan Trust dated December 10, 2004, a trust of which the trustee is an executive and board member of the Company, acquired partial ownership of a real estate entity that entered into a ten-year lease with a subsidiary of the Company. The lease, which commenced in July 2022, provides for an initial annual base rent payment of $36 thousand, increasing three percent per annum thereafter. Rent expense for the years ended December 31, 2024 and 2023 were $36 thousand in each period.
Consulting Agreement
Beach Front Property Management Inc., a company that is majority-owned by an executive and certain board members of the Company, entered into a consulting agreement with the Company dated September 28, 2020. The monthly consulting fee is $11 thousand for mergers and acquisitions advisory and assistance and real estate acquisition and financing services. The agreement may be terminated by either party for any/or no reason without penalty upon seven days written notice. Consulting fees for the years ended December 31, 2024 and 2023 were $140 thousand and $134 thousand, respectively.

Critical Accounting Estimates
Use of Estimates
The preparation of the Financial Statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the Financial Statements and the reported amounts of total net revenue and expenses during the reporting period. We regularly evaluate significant estimates and assumptions related to the consolidation or non-consolidation of variable interest entities, estimated useful lives, depreciation of property and equipment, amortization of intangible assets, inventory valuation, share-based compensation, business combinations, goodwill impairment, long-lived asset impairment, purchased asset valuations, fair value of financial instruments, compound financial instruments, derivative liabilities, deferred income tax asset valuation allowances, incremental borrowing rates, lease terms applicable to lease contracts and going concern. These estimates and assumptions are based on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. Our actual results may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, our future results of operations could be negatively impacted.
Estimated Useful Lives and Depreciation of Property and Equipment
Depreciation of property and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.
Estimated Useful Lives and Amortization of Intangible Assets
Amortization of intangible assets is dependent upon estimates of useful lives and residual values which are determined through the exercise of judgment. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions.
Impairment of Long-Lived Assets
For purposes of the impairment test, long-lived assets such as property, plant and equipment and definite-lived intangible assets are grouped with other assets and liabilities at the lowest level for which identifiable independent cash flows are available (“asset group”). We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In order to determine if assets have been impaired, the impairment test is a two-step approach wherein the recoverability test is performed first to determine whether the long-lived asset is recoverable. The recoverability test (Step 1) compares the carrying amount of the asset to the sum of its future undiscounted cash flows using entity-specific assumptions generated through the asset’s use and eventual disposition. If the carrying amount of the asset is less than the cash flows, the asset is recoverable and an impairment is not recorded. If the carrying amount of the asset is greater than the cash flows, the asset is not recoverable and an impairment loss calculation (Step 2) is required. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying value of the asset group. Fair value can be determined using a market approach, income approach or cost approach. The cash flow projection and fair value represents management’s best estimate, using appropriate and customary assumptions, projections and methodologies, at the date of evaluation. In accordance with GAAP, the reversal of impairment losses is prohibited.

Fair Value Measurements
We apply fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the Financial Statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:
Level 1 – Quoted prices in active markets for identical assets or liabilities.
Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 – Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.
There have been no transfers into or out of Level 3 during the year ended December 31, 2024.
Impairment of Financial Instruments
We assess all information available, including on a forward-looking basis, related to the expected credit loss associated with its assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, we compare the risk of a default occurring on the asset at the reporting date with the risk of default at the date of initial recognition based on available information, and forward-looking information that is reasonable and supportive. For accounts receivable only, we recognize a loss allowance based on lifetime expected credit losses at each reporting date from the date of the trade receivable. Expected credit losses are measured as the difference in the present value of the contractual cash flows that are due to us under the contract and the cash flows that we expect to receive. We assess all information available, including past due status, credit ratings, the existence of third-party insurance, and forward-looking macro-economic factors in the measurement of the expected credit losses associated with assets carried at amortized cost. We measure expected credit loss by considering the risk of default over the contract period and incorporate forward-looking information into the measurement.
Leased Assets
In accordance with Accounting Standards Codification (“ASC”) 842, Leases, we determine if an arrangement is a lease at inception. Leases with a lease term of 12 months or less that do not include an option to purchase the underlying asset that we are reasonably certain to exercise, also known as short-term leases, are excluded from the right-of-use assets and lease liabilities on the balance sheet.
We apply judgment in determining whether a contract contains a lease and if a lease is classified as an operating lease or a finance lease. We apply judgement in determining the lease term as the non-cancellable term of the lease, which may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. All relevant factors that create an economic incentive for us to exercise either the renewal or termination options are considered. We reassess the lease term if there is a significant event or change in circumstances that is within our control and affects our ability to exercise or not to exercise the option to renew or to terminate. We apply judgment in allocating the consideration in a contract between lease and non-lease components. We consider whether we can benefit from the right-of-use asset either on its own or together with other resources and whether the asset is highly dependent on or highly interrelated with another right-of-use asset. Lessees are required to record a right-of-use asset and a lease liability for all leases with a term greater than twelve months. Lease liabilities and their corresponding right-of-use assets are recorded based on the present value of lease payments over the expected remaining lease term. The incremental borrowing rate is determined using estimates which are based on the information available at commencement date and determines the present value of lease payments if the implicit rate is unavailable.

Derivative Assets and Liabilities
We evaluate agreements to determine if such instruments have derivatives or contain features that qualify as embedded derivatives. For derivative instruments that are accounted for as assets or liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the Consolidated Statements of Operations. In calculating the fair value of derivative assets and liabilities, we use a valuation model when Level 1 inputs are not available to estimate fair value at each reporting date. The classification of derivative instruments, including whether such instruments should be recorded as assets, liabilities or equity, is evaluated at the end of each reporting period. Derivative instrument assets and liabilities are classified in the Consolidated Balance Sheets as current or non-current based on whether net-cash settlement of the derivative instrument could be required within twelve months of the Balance Sheets dates.
Convertible Instruments
We evaluate and account for conversion options embedded in our convertible instruments in accordance with ASC 815, Derivatives and Hedging. ASC 815 generally provides three criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments. These three criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable GAAP with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument.
For convertible instruments with conversion features that are not required to be accounted for as derivatives under ASC 815 or that do not result in substantial premiums accounted for as paid-in capital, the convertible debt instrument is reported as a single liability instrument with no separate accounting for embedded conversion features. We also record, when necessary, deemed dividends for the intrinsic value of conversion options embedded in the Preferred Shares of GH Group based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. ASC 815 provides that generally, if an event is not within the entity’s control, or could require net cash settlement, then the contract shall be classified as an asset or a liability.
Consolidation of Variable Interest Entities
ASC 810, Consolidation, requires a variable interest holder to consolidate a variable interest entity (“VIE”) if that party has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. To determine whether or not a variable interest we hold could potentially be significant to the VIE, we consider both qualitative and quantitative factors regarding the nature, size and form of our involvement with the VIE. The equity method of accounting is applied to entities in which we are not the primary beneficiary or the entity is not a VIE and we do not have effective control, but can exercise influence over the entity with respect to its operations and major decisions. We do not consolidate a VIE in which it is not considered the primary beneficiary. We evaluate our relationships with all the VIE’s on an ongoing basis to reassess if we continue to be the primary beneficiary.
Share-Based Compensation
We have an equity incentive plan (the “Incentive Plan”) under which we may issue various types of equity instruments or instruments that track to equity, more particularly the Equity Shares, to employees, officers, consultants and non-employee directors. The types of equity instruments issuable under the Incentive Plan encompass, among other things, stock options, unrestricted stock bonus and restricted stock units (together, “Awards”).

We account for share-based awards in accordance with ASC 718, Compensation – Stock Compensation, which requires fair value measurement on the grant date and recognition of compensation expense for all share-based payment awards made to employees and directors, including restricted share awards. For stock options, we estimate the fair value using the Black-Scholes valuation model. When there are market-related vesting conditions to the vesting term of the share-based compensation, we use a valuation model to estimate the probability of the market-related vesting conditions being met and will record the expense. The fair value of restricted share awards is based upon the quoted market price of the common shares on the date of grant. The fair value is then expensed over the requisite service periods of the awards, which is generally the performance period, and the related amount is recognized in the Consolidated Statements of Operations of the Financial Statements.
The fair value models require the input of certain assumptions that require judgment, including the expected term and the expected share price volatility of the underlying share. The assumptions used in calculating the fair value of share-based compensation represent management’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change resulting in the use of different assumptions, share-based compensation expense could be materially different in the future.
Income Taxes
Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the Consolidated Balance Sheets of the Financial Statements. Effects of enacted tax law changes on deferred tax assets and liabilities are reflected as adjustments to tax expense in the period in which the law is enacted. Deferred tax assets may be reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized.
We follow accounting guidance issued by the Financial Accounting Standards Board (“FASB”) related to the application of accounting for uncertainty in income taxes. Under this guidance, we assess the likelihood of the financial statement effect of a tax position that should be recognized when it is more likely than not that the position will be sustained upon examination by a taxing authority based on the technical merits of the tax position, circumstances, and information available as of the reporting date.
Business Combinations
Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value at the date of acquisition. Acquisition-related transaction costs are expensed as incurred and included in the Consolidated Statements of Operations of the Financial Statements. Identifiable assets and liabilities, including intangible assets, of acquired businesses are recorded at their fair value at the date of acquisition. When we acquire control of a business, any previously held equity interest is also remeasured to fair value. The excess of the purchase consideration and any previously held equity interest over the fair value of identifiable net assets acquired is recognized as goodwill. If the fair value of identifiable net assets acquired exceeds the purchase consideration and any previously held equity interest, the difference is recognized in the Consolidated Statements of Operations of the Financial Statements immediately as a gain on acquisition.
Contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. We allocate the total cost of the acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we identify and attributes values and estimated lives to the intangible assets acquired.
These determinations involve significant estimates and assumptions regarding multiple, highly subjective variables, including those with respect to future cash flows, discount rates, asset lives, and the use of different valuation models, and therefore require considerable judgment. Our estimates and assumptions are based, in part, on the availability of listed market prices or other transparent market data. These determinations affect the amount of amortization expense recognized in future periods. We base fair value estimates on assumptions we believe to be reasonable but are inherently uncertain. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with ASC 450, Contingencies, as appropriate, with the corresponding gain or loss being recognized in earnings in accordance with ASC 805, Business Combinations.

Recent Accounting Pronouncements
For information regarding recent accounting pronouncements, refer to Note 2, Summary of Significant Accounting Policies, of the Financial Statements.
Other Risks and Uncertainties
Credit Risk
Credit risk is the risk of a potential loss to us if a customer or third party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure as of December 31, 2024 and 2023 is the carrying values of cash and cash equivalents, accounts receivable and notes receivable. We do not have significant credit risk with respect to our customers. All cash and cash equivalents are placed with major U.S. financial institutions. We provide credit to certain of our customers in the normal course of business and have established credit evaluation and monitoring processes to mitigate credit risk but have limited risk as the majority of our sales are transacted with cash.
Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our financial obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure. Our approach to managing liquidity risk is to ensure that we will have sufficient liquidity to settle obligations and liabilities when due. As of December 31, 2024 and 2023, cash generated from ongoing operations was not sufficient to fund operations and growth strategy as discussed above in Liquidity and Capital Resources. We have therefore depended on financing from sale of our equity and from debt financing to fund our operations. Overall, management does not expect the net cash contribution from our operations and investments to be positive in the near term, and we therefore expect to rely on financing from equity or debt.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. Our financial liabilities have fixed rates of interest and therefore expose us to a limited interest rate fair value risk.
Price Risk
Price risk is the risk of variability in fair value due to movements in equity or market prices. Our investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of investments in privately-held entities are based on a market approach, which uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Tax Risk
Tax risk is the risk of changes in the tax environment that would have a material adverse effect on our business, results of operations, and financial condition. Currently, state licensed marijuana businesses are assessed a comparatively high effective federal tax rate due to Internal Revenue Code Section 280E, which bars businesses from deducting all expenses except their cost of goods sold when calculating federal tax liability. Based on legal interpretation, it is our position that we do not owe taxes attributable to the application of Section 280E. Any increase in tax levies resulting from additional tax measures may have a further adverse effect on our operations, while any decrease in such tax levies will be beneficial to future operations.

REGULATORY ENVIRONMENT: ISSUERS WITH CANNABIS-RELATED ASSETS IN THE UNITED STATES
In accordance with Staff Notice 51-352, below is a discussion of the current federal and California regulatory regimes where the Company is currently directly and indirectly involved, through its subsidiaries and investments, in the U.S. regulated cannabis industry.
In accordance with Staff Notice 51-352, the Company evaluates, monitors and reassesses this disclosure, and any related risks, on an ongoing basis and the same will be supplemented, amended and communicated to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding the U.S. regulated cannabis industry. Any non-compliance, citations or notices of violation which may have an impact on the Company’s licenses, business activities, or operations will be promptly disclosed by the Company.
The Company derives its revenues from the cannabis industry in California, and the industry is illegal under U.S. federal law.
The Company is involved (through its licensed subsidiaries) in the regulated cannabis industry in the U.S. where state, local and territorial laws permit such activities. Currently, its subsidiaries and managed entities are directly engaged in the cultivation, manufacture, processing, sale and distribution of cannabis and hold the state and local adult-use and medical licenses required for its participation in the regulated cannabis marketplace in the state of California.
The Company’s Statement of Financial Position and Operating Statement Exposure to U.S. Cannabis Related Activities.
As of the date of this MD&A, the majority of the Company’s business was directly derived from U.S. cannabis-related activities. As such, the Company’s statement of financial position and statement of profits and losses exposure to U.S. cannabis-related activities is nearly 100%.
U.S. Federal Overview
The Controlled Substances Act
The U.S. federal government regulates drugs through the federal Controlled Substances Act (21 U.S.C. § 811) (the “CSA”), which places controlled substances, including cannabis (referred to under the CSA as “marihuana” but referenced herein as “cannabis”),1 in 1 of 5 different schedules. Cannabis is currently classified as a Schedule I drug.2 As a Schedule I drug, the federal U.S. Drug Enforcement Agency considers cannabis to have a high potential for abuse, no currently accepted medical use in treatment in the U.S., and a lack of accepted safety for use of the drug under medical supervision3. By notable contrast, the U.S. federal government has a separate regulatory regime regulating industrial hemp and excludes industrial hemp from cannabis; industrial hemp is defined under U.S. federal law as “any part of the plant Cannabis sativa L., including the seeds thereof and all derivatives, extracts, cannabinoids, isomers, acids, salts, and salts of isomers,” with no more than a 0.3% concentration of delta-9 tetrahydrocannabinol (“THC”) on a dry weight basis (referred to herein as “hemp” or “industrial hemp”). The Company believes the CSA categorization of cannabis as a Schedule I drug is not reflective of the many medicinal properties of cannabis or the public perception thereof, and numerous studies show cannabis is not able to be abused in the same way as other Schedule I drugs, that it has medicinal properties, and that it can be safely administered4.
1 The CSA states: “The term 'marihuana' means all parts of the plant Cannabis sativa L., whether growing or not; the seeds thereof; the resin extracted from any part of such plant; and every compound, manufacture, salt, derivative, mixture, or preparation of such plant, its seeds or resin. Such term does not include the mature stalks of such plant, fiber produced from such stalks, oil or cake made from the seeds of such plant, any other compound, manufacture, salt, derivative, mixture, or preparation of such mature stalks (except the resin extracted therefrom), fiber, oil, or cake, or the sterilized seed of such plant which is incapable of germination.” 21 U.S.C. § 802(16).
2 Unless otherwise noted herein, we use cannabis and marijuana interchangeably.
3 21 U.S.C. 812(b)(1).
4See Lachenmeier, DW & Rehm, J. (2015). Comparative risk assessment of alcohol, tobacco, cannabis and other illicit drugs using the margin of exposure approach. Scientific Reports, 5, 8126. doi: 10.1038/srep08126; see also Thomas, G & Davis, C. (2009). Cannabis, Tobacco and Alcohol Use in Canada: Comparing risks of harm and costs to society. Visions Journal, 5. Retrieved from http://www.heretohelp.bc.ca/sites/default/files/visions_cannabis.pdf; see also Jacobus et al. (2009). White matter integrity in adolescents with histories of marijuana use and binge drinking. Neurotoxicology and Teratology, 31, 349-355. https://doi.org/10.1016/j.ntt.2009.07.006; Could smoking pot cut risk of head, neck cancer? (2009 August 25). Retrieved from https://www.reuters.com/article/us-smoking-pot/could-smoking-pot-cut-risk-of-head-neck-cancer-idUSTRE57O5DC20090825; Watson, SJ, Benson JA Jr. & Joy, JE. (2000). Marijuana and medicine: assessing the science base: a summary of the 1999 Institute of Medicine report. Arch Gen Psychiatry Review, 57, 547-552. Retrieved from https://www.ncbi.nlm.nih.gov/pubmed/10839332; see also Hoaken, Peter N.S. & Stewart, Sherry H. (2003). Drugs of abuse and the elicitation of human aggressive behavior. Addictive Behaviours, 28, 1533-1554. Retrieved from http://www.ukcia.org/research/AgressiveBehavior.pdf; and see also Fals-Steward, W., Golden, J. & Schumacher, JA. (2003). Intimate partner violence and substance use: a longitudinal day-to-day examination. Addictive Behaviors, 28, 1555-1574. Retrieved from https://www.ncbi.nlm.nih.gov/pubmed/14656545.

Although certain states and territories of the U.S. authorize medical or adult-use cannabis production and distribution by duly-licensed entities, under current U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts. The concepts of “medical cannabis,” “retail cannabis” and “adult-use cannabis” do not exist under U.S. federal law—there is only the Schedule I drug which remains illegal for purchase or sale. Although the Company’s activities are materially compliant with applicable state, local and territorial laws, strict compliance with state, local and territorial laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law nor provide a defense to federal criminal charges that may be brought against the Company. The Supremacy Clause of the U.S. Constitution establishes that the U.S. Constitution and federal laws made pursuant to it are paramount and, in case of conflict between federal and state law, federal law shall govern.
Nonetheless, 38 U.S. states, the District of Columbia, and the territories of Puerto Rico, the U.S. Virgin Islands, Guam, and the Northern Mariana Islands have legalized or decriminalized some form of cannabis for medical use, while 24 states and the District of Columbia have legalized the adult-use of cannabis for recreational purposes. Notwithstanding the foregoing, cannabis remains illegal under U.S. federal law, with cannabis listed as a Schedule I drug under the CSA.
Until 2018, the federal government provided guidance to federal law enforcement agencies and banking institutions regarding cannabis through a series of memoranda from the Department of Justice (“DOJ”). The most recent such memorandum was drafted by former Deputy Attorney General James Cole on August 29, 2013 (“Cole Memorandum”)5. The Cole Memorandum offered guidance to federal enforcement agencies as to how to prioritize civil enforcement, criminal investigations and prosecutions regarding cannabis in all states, and acknowledged that, notwithstanding the designation of cannabis as a Schedule I controlled substance at the federal level, certain states have enacted laws authorizing the use of cannabis. The Cole Memorandum also noted that state jurisdictions that have enacted laws legalizing cannabis in some form have also implemented strong and effective regulatory and enforcement systems to control the cultivation, processing, distribution, sale and possession of cannabis. As such, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. The Cole Memorandum was seen by many state-legal cannabis companies as a safe harbor for their licensed operations that were conducted in full compliance with all applicable state and local regulations. However, on January 4, 2018, former U.S. Attorney General Jeff Sessions rescinded the Cole Memorandum. In the absence of a uniform federal policy, as a result of the recission of the Cole Memorandum, federal prosecutors are free to utilize their prosecutorial discretion to decide whether to prosecute commercial cannabis activities despite the existence of state-level and territorial-level laws that may be inconsistent with federal prohibitions.6
Following his election, President Biden appointed Merrick Garland to serve as the U.S. Attorney General. While Attorney General Garland indicated in his confirmation hearing that he felt that enforcement of the federal cannabis prohibition against state-licensed cannabis businesses would not be a priority target of Department of Justice resources, no formal enforcement policy has been issued to date. There is no guarantee that state and local laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state, local and territorial laws within their respective jurisdictions. Unless and until the U.S. Congress (“Congress”) amends the CSA with respect to cannabis (and as to the timing or scope of any such potential amendments there can be no assurance) in a manner that makes federally legal the current state and local commercial cannabis programs, there is a risk that federal authorities may enforce current U.S. federal law.
As an industry best practice, despite the rescission of the Cole Memorandum, the Company abides by the following standard operating policies and procedures:
1.Ensure that its operations are materially compliant with all licensing requirements as established by the applicable state, county, municipality, town, township, borough, and other political/administrative divisions;
2.Ensure that its cannabis related activities materially adhere to the scope of the licensing obtained (for example: in the states where cannabis is permitted only for adult-use, the products are only sold to individuals who meet the applicable requirements);
3.Implement policies and procedures to ensure that cannabis products are not distributed to minors;
4.Implement policies and procedures to ensure that funds are not distributed to criminal enterprises, gangs or cartels;
5See James M. Cole, Memorandum for all United States Attorneys re: Guidance Regarding Marijuana Enforcement (Aug. 29, 2013), available at https://www.justice.gov/iso/opa/resources/3052013829132756857467.pdf.
6 Please note the below discussion of the Rohrabacher-Farr Amendment, which prevents the federal government from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law, and which acts to restrict federal prosecutors from targeting many commercial cannabis operators even in lieu of the recission of the Cole Memorandum.

5.Implement an inventory tracking system and necessary procedures to ensure that such compliance system is effective in tracking inventory and preventing diversion of cannabis or cannabis products into those states and territories where cannabis is not permitted by state, territorial, or local law, or across any state, territorial, or local lines in general;
6.Ensure that its state-authorized cannabis business activity is not used as a cover or pretense for trafficking of other illegal drugs, is engaged in any other illegal activity or any activities that are contrary to any applicable anti- money laundering statutes; and
7.Ensure that its products comply with applicable regulations and contain necessary disclaimers about the contents of the products to prevent adverse public health consequences from cannabis use and prevent impaired driving.
In addition, the Company conducts background checks to ensure that the principals and management of its operating subsidiaries are of good character, have not been involved with other illegal drugs, engaged in illegal activity or activities involving violence, or use of firearms in the cultivation, manufacturing or distribution of cannabis. The Company also conducts ongoing reviews of the activities of its cannabis businesses, the premises on which they operate and the policies and procedures that are related to the possession by the Company of cannabis or cannabis products of the Company outside of the licensed premises. See “Compliance and Monitoring” section herein for additional details.
One legislative safeguard for the medical cannabis industry remains in place: Congress has passed a so-called “rider” provision in the fiscal years 2015, 2016, 2017, 2018, 2019, 2020, 2021 and 2022 Consolidated Appropriations Acts to prevent the federal government from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. The rider is known as the “Rohrabacher-Farr” Amendment after its original lead sponsors (it is also sometimes referred to as the “Rohrabacher-Blumenauer” or “Joyce- Leahy” Amendment, but it is referred to in this MD&A as the “Rohrabacher-Farr Amendment”). The Rohrabacher-Farr Amendment was included in the Consolidated Appropriations Act, 2024 (the “2024 Act”) and signed into law by President Biden on March 9, 2024. The 2024 Act was subsequently extended twice, ensuring that the Rohrabacher-Farr Amendment will remain in effect through the expiration of the 2024 Act on March 14, 2025. There is no guarantee that the Rohrabacher-Farr Amendment will be included in future appropriations legislation or a continuing budget resolution once the current spending bill expires.
On October 6, 2022, President Biden announced a series of marijuana-related initiatives. Included amongst them was a directive to the Secretary of Health and Human Services and the Attorney General “to initiate the administrative process to review expeditiously how marijuana is scheduled under federal law. Federal law currently classifies marijuana in Schedule I of the CSA, the classification meant for the most dangerous substances.” This administrative review would be conducted by the FDA and the DEA. This review could result in efforts to remove cannabis from Schedule I of the CSA, and such efforts are formally underway as of the date of this MD&A. On August 30, 2023, the Department of Health and Human Services published its recommendation that marijuana should be moved to Schedule III. In April 2024, the DEA presented a proposed change rescheduling cannabis to Schedule III and opened a public comment period. That public comment period ended on July 22, 2024. The vast majority of the thousands of comments received were in favor of rescheduling. In response, two leading congressional Republicans, Rep. Cathy McMorris Rogers, who chairs the House Energy and Commerce Committee, and Rep. Brett Guthrie, who chairs the Subcommittee on Health, wrote a letter to the DOJ and the Department of Health and Human Services questioning the rescheduling process as constituting “unusual circumstances” and suggesting the DEA has doubts about rescheduling. The lawmakers pointed out that the proposed rule itself states that the “DEA has not yet made a determination as to its views of the appropriate schedule for marijuana.” The DEA had noticed its intention to convene a hearing on December 2, 2024 on the notice of proposed rulemaking. The DEA postponed the hearing to January 21, 2025, but the hearing was eventually canceled by the Chief Administrative Law Judge for the DEA (an internal administrative tribunal of the DEA) due to procedural issues and pending appeals and legal actions, and is expected to be rescheduled at a future date.

At present, the DEA has the final say in whether to change marijuana’s scheduling and is not bound to abide by the recommendations of the Department of Health and Human Services. Additionally, changing marijuana’s scheduling under the CSA is not equivalent to decriminalizing cannabis use, and would serve to alter, but not eliminate, federal regulation of marijuana. Altering the scheduling would mean the federal government acknowledges some medical uses of marijuana, but would not change its current status as a controlled substance prohibited for most uses under federal law; indeed, placing cannabis on a different schedule, such as Schedule III as contemplated, would have the effect of imposing a separate federal program of rules and regulations on commercial cannabis activity largely incongruent with the programs permitted under state, local and territorial laws currently in effect, and the prevailing business environment of the regulated cannabis marketplace in the U.S. If the DEA does not act to alter the scheduling of marijuana, Congress could take legislative action to remove marijuana from Schedule I, either choosing to move it to another schedule, create a new schedule or classification for marijuana under the CSA, or remove marijuana as a controlled substance altogether.
On September 27, 2023, the Senate Banking Committee passed the Secure and Fair Enforcement Regulation Banking Act (“SAFER Banking Act”) out of committee. The SAFER Banking Act is now pending a vote of the full Senate. While some banks, credit unions and other financial services providers will provide banking services to the regulated cannabis industry, the majority of medicinal or recreational cannabis businesses do not participate in traditional banking systems due to the risks of federal prosecution. The SAFER Banking Act would include safe harbor from certain criminal, civil and administrative penalties which may otherwise result due to the status of marijuana under federal law or on the basis of a banking institution’s provision of financial services to a business that violates federal law. While marijuana would remain federally illegal under the SAFER Banking Act, the law would resolve existing tensions between federal and state law with respect to banking, lending to, and insuring a state or territorial-legal cannabis business. The SAFER Banking Act would create guidelines and restrictions surrounding due diligence of regulated cannabis businesses and ongoing monitoring for specific activities, essentially bringing the regulated cannabis industry in line with other highly regulated industries which are permitted to use traditional banking institutions. As of the date of this filing, the SAFER Banking Act is pending a vote on the Senate floor, but the timing of any vote is unclear.
Pending enactment of the SAFER Banking Act, the current FinCEN guidance (FIN-2014-G001, issued February 14, 2014) remains in line with the Cole Memorandum and details due diligence requirements, the requirement to file regular Suspicious Activity Reports for cannabis-related businesses, and compliance with Currency Transaction Reports. Existing guidelines permit banking institutions to service the regulated cannabis industry if they follow strict guidelines and comply with regular mandatory reporting relating to those entities.
Nevertheless, as of the date of this MD&A, cannabis remains a Schedule I controlled substance at the federal level. The U.S. federal government has always reserved the right to enforce federal law regarding the sale and disbursement of medical or adult-use cannabis, even if state law sanctions such sale and disbursement. If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in states and territories where the sale and use of cannabis is currently legal, or if existing applicable state, local and territorial laws are repealed or curtailed, the Company’s business, results of operations, financial condition and prospects could be materially adversely affected.
The results of the 2024 presidential and congressional elections create uncertainty regarding the likelihood of any legal developments regarding cannabis at the federal level as well. President Donald Trump has indicated that he is in support of federal cannabis reform including federal legislation to remove restrictions on banking services for state-legal marijuana businesses, as well as the rescheduling of cannabis under the CSA. President Trump also signaled that he may support state efforts to legalize recreational cannabis use; provided, however, any new administration’s ultimate willingness to support the cannabis industry in any respect is virtually impossible to predict. The balance of power in both the United States House of Representatives and the United States Senate could also impact future prospects for federal cannabis reform legislation.
Money Laundering Laws
Under U.S. federal law, it may potentially be a violation of federal money laundering statutes for financial institutions to take any proceeds from the sale of any Schedule I controlled substance. Due to the CSA’s current categorization of marijuana as a Schedule I drug, federal law makes it illegal for financial institutions that depend on the Federal Reserve’s money transfer system to take any proceeds from marijuana sales as deposits. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses under the U.S. Currency and Foreign Transactions Reporting Act of 1970 (“Bank Secrecy Act”). Therefore, under the Bank Secrecy Act, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be charged with money laundering or conspiracy.

While there has been no change in U.S. federal banking laws to accommodate businesses in the large and increasing number of U.S. states and territories that have legalized medical and/or adult-use marijuana, in 2014, the Department of the Treasury Financial Crimes Enforcement Network (“FinCEN”) issued guidance to prosecutors of money laundering and other financial crimes (“FinCEN Guidance”) and notified banks that it would not seek enforcement of money laundering laws against banks that service marijuana-related businesses operating under state or territorial law, provided that strict due diligence and reporting standards are met. The FinCEN Guidance advised prosecutors not to focus their enforcement efforts on banks and other financial institutions that serve marijuana-related businesses so long as that business is legal in their state or territory and none of the federal enforcement priorities referenced in the Cole Memorandum are being violated (such as keeping marijuana away from children and out of the hands of organized crime). The FinCEN Guidance also clarifies how financial institutions can provide services to marijuana-related businesses consistent with their Bank Secrecy Act obligations, including thorough customer due diligence, but makes it clear that they are doing so at their own risk. The customer due diligence steps include:
1.Verifying with the appropriate state and territorial authorities whether the business is duly licensed and registered;
2.Reviewing the license application (and related documentation) submitted by the business for obtaining a state or territorial license to operate its marijuana-related business;
3.Requesting from state or territorial licensing and enforcement authorities available information about the business and related parties;
4.Developing an understanding of the normal and expected activity for the business, including the types of products to be sold and the types of customers to be served (e.g., medical versus adult-use customers);
5.Ongoing monitoring of publicly available sources for adverse information about the business and related parties;
6.Ongoing monitoring for suspicious activity, including for any of the red flags described in this guidance; and
7.Refreshing information obtained as part of customer due diligence on a periodic basis and commensurate with the risk.
With respect to information regarding state and territorial licensure obtained in connection with such customer due diligence, a financial institution may reasonably rely on the accuracy of information provided by state and territorial licensing authorities, where states and territories make such information available.
Because most banks and other financial institutions are unwilling to provide any banking or financial services to cannabis businesses, these businesses can be forced into becoming “cash-only” businesses. While the FinCEN Guidance decreased some risk for banks and financial institutions considering serving the industry, in practice it has not materially increased banks’ willingness to provide services to regulated cannabis businesses, and most banks continue to decline to operate under the strict requirements provided under the FinCEN Guidance. This is because, as described above, the current law does not provide banks immunity from prosecution, and it also requires banks and other financial institutions to undertake time-consuming and costly due diligence on each regulated cannabis business they accept as a customer.
The relatively few state-chartered banks and/or credit unions that have agreed to work with marijuana-related businesses to date are typically limiting those accounts to small percentages of their total deposits to avoid creating a liquidity risk. Since, theoretically, the federal government could change the banking laws as it relates to marijuana-related businesses at any time and without notice, these state- charted banks and credit unions must keep sufficient cash on hand to be able to return the full value of all deposits from marijuana-related businesses in a single day, while also keeping sufficient liquid capital on hand to serve their other customers. Those state-chartered banks and credit unions that do have customers in the cannabis industry charge marijuana-related businesses higher fees to pass on the added cost of ensuring compliance with the FinCEN Guidance. Unlike the Cole Memorandum, however, the FinCEN Guidance from 2014 has not been rescinded.
The Secretary of the Treasury, Janet Yellen, has not articulated an official position of the U.S. Department of the Treasury with regard to the FinCEN Guidance, and the incoming presidential administration has not yet done so. Accordingly, as an industry best practice and consistent with its standard operating procedures, the Company adheres to all customer due diligence steps in the FinCEN Guidance.
In both Canada and the U.S., transactions involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape. Legislative changes could help to reduce or eliminate these challenges for companies in the cannabis space and would improve the efficiency of both significant and minor financial transactions.

In the absence of comprehensive reform of U.S. federal cannabis legislation that would federally decriminalize the cannabis industry, a growing number of members of Congress have expressed support for federal legislation that would eliminate from the scope of federal money laundering statutes the financing activity of businesses operating under state and territorial-sanctioned cannabis programs. On September 26, 2019, the U.S. House of Representatives passed the Secured and Fair Enforcement Banking Act of 2019 (commonly known as the “SAFE Banking Act”), which aims to provide safe harbor guidance to financial institutions that work with U.S. regulated cannabis businesses. The SAFE Banking Act has since been introduced and has passed the U.S. House of Representatives several times, but has not been passed by the U.S. Senate. The SAFE Banking Act has also been proposed as a rider to federal annual budget bills and the National Defense Appropriations Act. However, such attempts have failed, most recently with respect to inclusion in the Consolidated Appropriate Act, signed by President Biden on December 29, 2022. As of January 17, 2025, the SAFER Banking Act is pending a vote on the Senate floor, but the timing of any vote is unclear. While Congress may consider legislation in the future that may permanently address these issues, there can be no assurance of the content of any proposed legislation or that such legislation is ever passed. The Company’s inability, or limitations on the Company’s ability, to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Company to operate and conduct its business as planned or to operate efficiently.
Federal Taxation of Cannabis Businesses
An additional challenge to cannabis-related businesses is that the provisions of Section 280E of the Internal Revenue Code of 1986, as amended (“Section 280E”), are being applied punitively by the IRS to businesses operating in the medical and adult-use cannabis industry. Section 280E prohibits businesses from deducting certain expenses associated with the trafficking of controlled substances within the meaning of Schedule I and II of the CSA. The IRS has applied Section 280E broadly and punitively in tax audits against various cannabis businesses in the U.S. that are permitted under applicable state and territorial laws, seeking substantial sums in tax liabilities, interest and penalties resulting from the underpayment of taxes due to the lack of deductibility of otherwise ordinary business expenses, the deduction of which is prohibited by Section 280E. Although the IRS has from time to time issued clarifications allowing the deduction of certain expenses that can be categorized as the cost of goods sold, the scope of such items is interpreted somewhat narrowly and disparately depending upon the type of cannabis vertical (e.g., cultivation, manufacturing, retail and distribution), and the bulk of operating costs, selling, and general administrative costs are not permitted to be deducted, especially on the retail side. Therefore, businesses in the state, local and territorial-legal cannabis industry are subject to substantially higher effective tax rates and thus may be less profitable than they would otherwise be. Notwithstanding the foregoing, there have been numerous challenges by cannabis stakeholders to the IRS’s application of Section 280E to cannabis business activities, several of which are pending resolution. It should be noted that because Section 280E applies only to activities involving controlled substances within the meaning of Schedule I or II of the CSA, the DEA’s proposed re-scheduling of marijuana from Schedule I to Schedule III would allow U.S. regulated cannabis businesses to deduct all of their business expenses on federal tax filings without any prohibitions under Section 280E on a go-forward basis.
Service Providers
As a result of any adverse change to the approach in enforcement of U.S. federal cannabis laws, adverse regulatory or political change, additional scrutiny by regulatory authorities, adverse change in public perception in respect of the consumption of marijuana or otherwise, third party service providers to the Company could abruptly suspend or withdraw their services, which may have a material adverse effect on the Company’s business, revenues, operating results, financial condition, or prospects.
Ability to Access Capital
Given the current U.S. federal laws regarding cannabis, traditional bank financing is typically not available to U.S. cannabis companies. Specifically, the federal illegality of marijuana in the U.S. means that financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under anti-money laundering statutes, the unlicensed money transmitter statute and the Bank Secrecy Act. As a result, businesses involved in the cannabis industry often have difficulty finding bank and/or merchant processors willing to accept their business. Banks who do accept deposits from cannabis-related businesses in the U.S. must do so in compliance with the Cole Memorandum and the FinCEN guidance, both discussed above.

If the Company requires equity and/or debt financing to support its on-going operations, to undertake capital expenditures and to undertake acquisitions or other business combination transactions, there can be no assurance that additional financing will be available to the Company when needed or on terms which are commercially reasonable or otherwise acceptable. The Company’s inability to raise financing through traditional banking to fund its on-going operations, capital expenditures or acquisitions could limit its growth and may have a material adverse effect upon the Company’s business, results of operations, financial condition or prospects.
If additional funds are raised through further issuances of equity or convertible debt securities, existing Company shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to existing holders of Equity Shares.
Heightened Scrutiny by Regulatory Authorities
For the reasons set forth above, the Company’s existing operations in the U.S., and any future operations or investments of the Company, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada, the U.S. or elsewhere. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to operate or invest in any other jurisdiction or have consequences for its stock exchange listing or Canadian reporting obligations, in addition to those described herein.
Changes to government policy or public opinion may also result in a significant influence on the regulation of the cannabis industry in Canada, the U.S., or elsewhere. A negative shift in the public’s perception of medical or adult-use cannabis in Canada, the U.S. or any other applicable jurisdiction could affect future legislation or regulation, or enforcement. Such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical or adult-use cannabis, thereby limiting the number of new state or territorial jurisdictions into which the Company could expand. Any inability to fully implement the Company’s business strategy in the state in which the Company currently operates may have a material adverse effect on the Company’s business, financial condition, and results of operations. See the “Risk Factors” section of the Annual Information Form for the year ended December 31, 2024, available on SEDAR+ at www.sedarplus.ca for additional details.
Further, violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions, or settlements arising from civil proceedings conducted by either the U.S. federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, asset forfeiture, and cessation of business activities or divestiture. Any enforcement action against the Company or any of its licensed operating facilities could have a material adverse effect on (1) the Company’s reputation, (2) the Company’s ability to conduct business, (3) the Company’s holdings (directly or indirectly) of medical or adult-use cannabis licenses in the U.S., (4) the listing or quoting of the Company’s securities on the Canadian stock exchange or other stock exchanges, (5) the Company’s financial position, (6) the Company’s operating results, profitability, or liquidity, or (7) the market price of the Company’s publicly traded shares. In addition, it is difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or their final resolution because the time and resources that may be necessary depend on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial. See the “Risk Factors” section of the Annual Information Form for the year ended December 31, 2024, available on SEDAR+ at www.sedarplus.ca for additional details. The Company’s business activities, and the business activities of its subsidiaries, while believed to be compliant with applicable U.S. state and local laws, currently are illegal under U.S. federal law.
Further, the CDS Clearing and Depository Services Inc. (“CDS”), Canada’s central securities depository which clears and settles trades in the Canadian equity, fixed income and money markets, indicated that it would refuse to settle trades for cannabis issuers that have investments in the U.S. The TMX Group, the owner and operator of CDS, subsequently issued a statement in August 2017 reaffirming that there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S., despite media reports to the contrary and that the TMX Group was working with regulators to arrive at a solution that will clarify this matter, which would be communicated at a later time.

In February 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (“MOU”) with The Aequitas NEO Exchange Inc. (currently, Cboe Canada), the Canadian Securities Exchange, the Toronto Stock Exchange, and the TSX Venture Exchange. The MOU outlines the parties’ understanding of Canada’s regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the U.S. The MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is currently no CDS ban on the clearing of the securities of issuers with cannabis-related activities in the U.S. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented at a time when the Company’s equity shares are listed on a stock exchange, it would have a material adverse effect on the ability of such holders to make and settle trades. In particular, such equity would become highly illiquid as until an alternative was implemented, investors would have no ability to affect a trade of securities through the facilities of the applicable stock exchange.
Compliance and Monitoring
As of the date of this MD&A, the Company believes that each of its licensed operating entities (a) holds all applicable state and local licenses to cultivate, manufacture, possess, and/or distribute cannabis in the State of California, and (b) is in good standing and in material compliance with California’s cannabis regulatory program. The Company is in material compliance with its obligations under state and local laws related to its cannabis cultivation, manufacturing, distribution and dispensary licenses, other than minor violations that would not result in a material fine, suspension, non-renewal or revocation of any relevant license.
The Company uses reasonable commercial efforts to ensure that its business is in material compliance with laws and applicable licensing requirements and engages in the regulatory and legislative process nationally and in the state where it operates through its compliance department, outside government relations consultants, cannabis industry groups and legal counsel.
The compliance department is managed by the Company’s General Counsel and Corporate Secretary, Benjamin Vega (“General Counsel”). The Company’s compliance department is charged with knowing the local regulatory processes in California and is responsible for monitoring developments with their state and local agencies and governing bodies. The compliance department regularly reports regulatory developments to the Company’s General Counsel through written and oral communications and is charged with the creation and implementation of plans regarding all regulatory developments. The Company’s General Counsel works with external legal advisors in California to ensure that the Company is in ongoing compliance with applicable state and local laws and regulations and is aware of pending legislation and regulations at both the state and local levels which may impact the Company’s ongoing operations in any material respect.
Although the Company believes that its business activities are materially compliant with applicable state and local laws, strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law nor provide a defense to any federal proceeding which may be brought against the Company. Any such proceedings brought against the Company may result in a material adverse effect on the Company. The Company currently derives 100% of its revenues from the regulated cannabis industry in California, which industry is currently illegal under U.S. federal law. Even where the Company’s cannabis-related activities are compliant with applicable state and local laws, such activities remain illegal under U.S. federal law. The enforcement of relevant federal laws is a significant risk.
In addition to the above disclosure, please see the “Risk Factors” section of the Annual Information Form for further risk factors associated with the Company’s operations for the year ended December 31, 2024, available on SEDAR+ at www.sedarplus.ca.
California Legal Framework and How It Affects the Company’s Business
California Licensing Scheme
California’s licensing body for medical and adult-use cannabis is the Department of Cannabis Control (“DCC”). There is no limit to the number of licenses the State of California may issue; however, some local jurisdictions have a limit on the number of licenses they will issue. Each license grants one licensed premises, and the main classes of licenses are: cultivation, retailer, distributor, manufacturer, microbusiness, event organizer, and testing laboratory. Additionally, a license may not be held by, or issued to, any person holding office in, or employed by, any agency of the State of California or any of its political subdivisions when the duties of such person are associated with enforcement of laws or regulations regarding cannabis or cannabis products. Although there are no requirements for vertical integration; however, California does define specific cultivation license types by canopy size.

California Medical Patient Requirements
Edibles labeled as “FOR MEDICAL USE ONLY” and only available for sale to a medicinal-use patient, may contain up to 500mg THC per package (adult use limit is 100mg THC/package). Topicals labeled as “FOR MEDICAL USE ONLY” and only available for sale to a medicinal-use patient, may contain up to 2000mg THC per package (adult use limit is 1000mg THC/package).
California Recent and Proposed Legislation
On August 31, 2024, the California State legislature approved Assembly Bill 1775, which would allow local jurisdictions the authority to approve “cannabis cafes,” where licensed retail and microbusiness (with retail) facilities could sell food and nonalcoholic beverages and host live music and other performances. On September 30, 2024, Governor Newsom approved Assembly Bill 1775, making the law effective on January 1, 2025. Under current law, some California cannabis dispensaries already offer “consumption lounges” for customers to use cannabis products on-site, but they are barred from selling anything other than prepackaged snacks and drinks. When Assembly Bill 1775 takes effect on January 1, 2025, certain food and nonalcoholic beverage sales would be permitted provided the applicable local jurisdiction approves such sales activities under its relevant regulatory program.
On August 30, 2024, the California State legislature approved Senate Bill 1059, which would prohibit cities or counties from including in the definition of gross receipts, for purposes of any local tax or fee on a licensed cannabis retailer, the amount of any cannabis excise tax imposed under California law or any sales and use taxes. Governor Newsom signed Senate Bill 1059 into law on September 29, 2024. Senate Bill 1059 will effectively remove a strategy for local governments to essentially compound taxation by precluding them from including amounts paid in state taxes in the tax base for a local tax.
For a detailed description of risk factors associated with the Company and its operations, please see the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2024, available on SEDAR+ at www.sedarplus.ca.
REGULATORY ENVIRONMENT: ISSUERS WITH HEMP-RELATED ASSETS IN THE UNITED STATES
Below is a discussion of the current federal and California regulatory regimes where the Company may directly or indirectly be involved, through its subsidiaries and investments, in the U.S. regulated hemp industry.
The Company is Considering Involvement in the Regulated Hemp Industry in the U.S.
The Company is considering involvement in the regulated hemp industry in the U.S. where state, local and territorial laws permit such activities. Its subsidiaries and managed entities may be directly engaged in the cultivation, manufacture, processing, sale and distribution of industrial hemp and products containing hemp or hemp-derived substances, and such entities possess or will possess a hemp cultivation license as required for participation in the regulated hemp marketplace.
The Company’s Statement of Financial Position and Operating Statement Exposure to U.S. Hemp Related Activities.
As of the date of this MD&A, no revenues of the Company’s business were directly derived from U.S. hemp-related activities. The Company intends to make a decision as to whether it intends to go into the regulated hemp business by the end of the second quarter of 2025.
Reform of Federal Legislation on Industrial Hemp
On December 20, 2018, President Donald Trump signed the Agriculture Improvement Act of 2018, Pub. L. 115- 334, (popularly known as the “2018 Farm Bill”) into law.7 Under the 2018 Farm Bill, industrial and commercial hemp are no longer to be classified as a Schedule I controlled substance in the U.S. The definition of “hemp” includes the plant cannabis sativa L and any part of that plant, including seeds, derivatives, extracts, cannabinoids and isomers, which contain no more than 0.3% of delta-9 THC concentration by dry weight. The 2018 Farm Bill allows states to create regulatory programs allowing for the licensed cultivation of hemp and the production of hemp-derived products. Hemp and products derived from it, such as CBD, may then be sold into commerce and transported across state lines, provided that the hemp from which any product is derived was cultivated under a license issued by an authorized state program approved by the U.S. Department of Agriculture and which otherwise meets the definition of “hemp.”
7 H.R.2 - 115th Congress (2017-2018): Agriculture Improvement Act of 2018, Congress.gov (2018), https://www.congress.gov/bill/115th-congress/house-bill/2/text.

Despite the removal of CBD extracted from hemp and other hemp extracts produced under authorized state hemp programs excluded from the CSA, the FDA’s stated position remains that it is a prohibited act under the Federal Food, Drug, and Cosmetic Act (“FD&C Act”) to introduce into interstate commerce a food to which CBD, THC or cannabinoids has been added, or to market a product containing these ingredients as a dietary supplement.8
The FDA continues to enforce against violations of the FD&C Act by issuing warning letters to companies marketing and selling hemp-derived products. Over the past several years, the FDA has issued warning letters to companies marketing and selling unapproved hemp-derived CBD products. The letters reiterate the agency’s position that CBD cannot be added to food and dietary supplements, and as such, the agency has targeted companies whose products violated the FD&C Act’s prohibition against: i) marketing CBD as or in a dietary supplement, human and animal food, or food additives; ii) marketing a dietary supplement, human and animal food, or cosmetic with disease or drug claims (i.e., claims suggesting that a product is intended to treat, cure, or prevent diseases); iii) including a substance in human or animal food when that substance is not GRAS (generally recognized as safe notice); and iv) selling products that are misbranded due to their failure to include “adequate directions for use by a layperson.” The FDA also issued a consumer update reaffirming its position that CBD cannot lawfully be added to food or marketed as a dietary supplement due to existing provisions of the FD&C Act and outlining the data and potential safety issues it is considering as part of its ongoing evaluation of potential regulatory frameworks for CBD. Notably, the FDA states that it could not conclude based on available data that CBD is “generally recognized as safe” for use in human or animal food. While this is broad and may not be applicable in all instances, it nevertheless could materially and adversely impact the Company’s business and financial condition. Further, the FDA has repeatedly stated that it will continue to police the market and enforce against CBD products. On March 22, 2021, for example, the agency issued warning letters to two companies for selling over-the-counter products labeled as containing CBD, alleging the products were illegally marketed, unapproved drugs, which were misbranded due to prominent featuring of CBD on the labeling, followed by additional warning letters issued in 2021 and 2022. The FDA’s enforcement against the unlawful sale and marketing of CBD products has to date been limited to the issuance of warning letters, but other enforcement mechanisms are available to the FDA, including civil and criminal penalties. The FDA’s current prohibition on certain hemp-derived products and the unknowns and associated risks of potential future regulations governing hemp-derived products may have a material adverse effect on the Company’s business, revenues, operating results, financial condition, or prospects.
On January 26, 2023, the FDA announced its conclusion that existing regulatory pathways are not appropriate for CBD and that a new regulatory pathway would benefit consumers by providing safeguards and oversight to manage and minimize risks related to CBD products. The agency also stated that it is prepared to work with Congress on this matter and that it “will continue to take action against CBD and other Cannabis-derived products to protect the public, in coordination with state regulatory partners, when appropriate” by “monitoring the marketplace, identifying products that pose risks and acting within our authorities.” We note that although much of the official discussion on hemp-derived products had been localized to hemp-derived CBD, other hemp-derived cannabinoids should be assumed to be included. Further, as discussed below, regulatory changes surrounding the so-called “intoxicating” hemp-derived cannabinoids also have been an area of increasing concern and regulation.
In May of 2024, the House Agriculture Committee unveiled a draft of the 2024 Farm Bill, which would build upon federal legalization of hemp in several meaningful ways. Importantly, the draft would revise the definition of “hemp,” creating separate categories for producers who grow the crop for cannabinoid extraction for human and animal consumption and for “industrial hemp” producers who cultivate it for fiber, grain, oil, and seed not intended for consumption. The proposed amendments also would prohibit the commercial production, sale, and distribution of certain hemp-derived cannabinoids with an “intoxicating” effect. Farmers growing hemp to extract cannabinoids for human or animal consumption would continue to be subject to more intensive inspections and laboratory testing, while industrial hemp producers would see some exemptions. On December 21, 2024, The American Relief Act, 2025, was signed into law which extended the 2018 Farm Bill by one year without any further amendments, including any of the amendments proposed under the 2024 Farm Bill. To the extent the Company participates in the hemp marketplace, unfavorable requirements born of any future legislative process may have a material adverse impact on the Company’s business, financial condition and results of operations.
8 Notably, to date the FDA’s enforcement activities in respect of the sale of CBD foods and supplements has been largely focused upon those manufacturers and distributors that have made impermissible claims about the efficacy of CBD for treating certain diseases and medical conditions.

California Recent Legislation
In the meantime, various U.S. state and local authorities have enacted legislation and/or regulation to suppress the manufacture and distribution of hemp products containing “intoxicating” hemp-derived cannabinoids that are not delta-9 THC. California, for instance, recently took steps to enact certain regulatory and statutory changes to prohibit the manufacture and sale of products containing “intoxicating” hemp-derived cannabinoids. Specifically, on September 6, 2024, the California Department of Public Health (“CDPH”) announced its intention to adopt emergency regulations which would, among other things, prohibit manufactured hemp products from containing any detectable amount of total THC (which per the regulations includes not only delta-9-THC but also delta-8-THC, delta-10-THC, THCa, and other compounds) and would impose a 5-serving-per-package limit on such products. The office of the governor of California Gavin Newsom issued a press release in support of the proposed emergency regulations, announcing anticipated enforcement efforts by state and local agencies immediately after the emergency regulations take effect. The emergency regulations were approved by the Office of Administrative Law on September 23, 2024 and are effective as of said date.
On August 30, 2024, the California State legislature approved Senate Bill 1498, which would require a manufacturer, distributor, or seller of industrial hemp to comply with advertising and marketing restrictions similar to those under recreational cannabis law, and would authorize the Attorney General, a city attorney, or county counsel to bring and maintain an action to redress a violation of California cannabis and hemp advertising and marketing restrictions. Senate Bill 1498 was signed into law by Governor Newsom on September 28, 2024. The new advertising and marketing-related laws could have a material adverse impact on the Company’s business, revenues, operating results, financial condition, or prospects.
Previously, on October 6, 2021, California Governor Gavin Newsom signed Assembly Bill 45 (“AB 45”) into law to initially permit the manufacture and sale of products that contain hemp derived CBD including food, beverages, dietary supplements, cosmetics, and pet products. Under AB 45, the CDPH was appointed as the primary regulator of hemp derived CBD products. The CDPH established 3 primary requirements to manufacture and sell hemp products in California: (1) possess a license or registration for the specific commodity (such as processed food registration); (2) obtain an Industrial Hemp Enrollment and Oversight (“IHEO”) authorization for each commodity; and (3) comply with CDPH law, such as the Sherman Food, Drug and Cosmetic law and the 2018 Farm Bill, and any amendments thereto.
For a detailed description of risk factors associated with the Company and its operations, please see the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2024, available on SEDAR+ at www.sedarplus.ca.

Shareholders’ Equity
As of December 31, 2024 and 2023, our authorized share capital was comprised of an unlimited number of (i) Subordinate Voting Shares, (ii) Restricted Voting Shares, (iii) Limited Voting Shares, (iv) Multiple Voting Shares and (v) Preferred Shares.
Multiple Voting Shares
We are authorized to issue an unlimited number of Multiple Voting Shares without nominal or par value. Holders of Multiple Voting Shares are entitled to receive notice of any meeting of shareholders of the Company, and to attend, vote and speak at such meetings, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class under the Business Corporations Act (British Columbia). On all matters upon which holders of Multiple Voting Shares are entitled to vote, each Multiple Voting Share entitles the holder thereof to 50 votes per Multiple Voting Share. Multiple Voting Shares are not entitled to dividends and are not convertible. The Multiple Voting Shares had a three (3)-year sunset period that would have expired on June 29, 2024. At our annual general and special meeting of shareholders held on June 23, 2023, shareholders passed a special resolution to amend the Articles to extend the “sunset” date for the Multiple Voting Shares to June 29, 2027, upon which they will be automatically redeemed for $0.001 per Multiple Voting Share.
Equity Shares
The holders of each class of Equity Shares are entitled to receive notice of, to attend (if applicable, virtually) and to vote at all meetings of shareholders of the Company, except that they are not able to vote (but are entitled to receive notice of, to attend and to speak) at those meetings at which the holders of a specific class are entitled to vote separately as a class under the Business Corporations Act (British Columbia) and except that holders of Limited Voting Shares are not entitled to vote for the election of directors of the Company. The Subordinate Voting Shares and Restricted Voting Shares carry one vote per share on all matters. The Limited Voting Shares carry one vote per share on all matters except the election of directors, as the holders of Limited Voting Shares do not have any entitlement to vote in respect of the election for directors of the Company.
In the case of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of our assets among our shareholders for the purpose of winding up our affairs, the holders of Equity Shares are entitled, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Equity Shares (including any liquidation preference on any issued and outstanding Multiple Voting Shares and/or Preferred Shares), to participate ratably in the Company’s remaining property along with all holders of the other classes of Equity Shares (on a per share basis).
Exchangeable Shares of MPB Acquisition Corp.
Exchangeable Shares are part of the authorized share capital of MPB Acquisition Corp. (“MPB”), our wholly-owned subsidiary, which entitle their holders to rights that are comparable to those rights attached to the Equity Shares. The Exchangeable Shares carry one vote per share, and the aggregate voting power of the Exchangeable Shares must not exceed 49.9% of the total voting power of all classes of shares of MPB. Until a holder exchanges their Exchangeable Shares for Equity Shares, the holder of such Exchangeable Shares will not have the right to vote at meetings of the shareholders of the Company, though they will have the right to vote at meetings of the shareholders of MPB, including with respect to altering the rights of holders of any of the Exchangeable Shares, or if MPB decides to take certain actions without fully protecting the holders of any of the Exchangeable Shares, or as otherwise required by law. The Exchangeable Shares are exchangeable at any time, on a one-for-one basis, for the Equity Shares at the option of the holder.
We treat the Exchangeable Shares as options, each with a value equal to an Equity Share, which represents the holder’s claim on our equity. Pursuant to the terms of the Exchangeable Shares, we and MPB are required to maintain the economic equivalency of such Exchangeable Shares with our publicly traded Equity Shares. This means the Exchangeable Shares are required to share the same economic benefits and retain the same proportionate ownership in our assets as the holders of the Equity Shares. We have presented these Exchangeable Shares as a part of shareholders’ equity within these Consolidated Financial Statements due to (i) the fact that they are economically equivalent to the Equity Shares, and (ii) the holders of the Exchangeable Shares are subject to restrictions on transfer under U.S. securities laws but may dispose of the Exchangeable Shares without such restriction by exchanging them for Equity Shares. Changes in these assumptions would affect the presentation of the Exchangeable Shares from shareholders’ equity to non-controlling interests; however, there would be no impact on earnings per share.

Preferred Shares of GH Group, Inc.
The authorized total number of preferred shares (the “GH Group Preferred Shares”) of GH Group is 50,000,000 of which 45,000,000 shares were designated as shares of Series A Preferred Stock (“GH Group Series A Preferred”), 55,000 shares are designated as shares of Series B Preferred Stock (“GH Group Series B Preferred”), 5,000 shares are designated as shares of Series C Preferred Stock (“GH Group Series C Preferred”) and 15,000 shares are designated as shares of Series D Preferred Stock (“GH Group Series D Preferred”). GH Group Series A Preferred shares were fully redeemed or converted prior to December 31, 2022 and are no longer outstanding. Holders of the GH Group Preferred Shares are entitled to receive notice of and attend any meeting of the shareholders of GH Group but are not entitled to vote. The GH Group Preferred Shares do not carry any voting rights and are not convertible. In the event of a liquidation, voluntary or involuntary, dissolution or winding-up of GH Group, the holders of outstanding GH Group Preferred Shares are entitled to be paid out of the assets of GH Group available for distribution to it stockholders, before any payment shall be made to the holders of GH Group common stock, of which holders of GH Group Series B Preferred are to receive payment prior to holders of GH Group Series C Preferred and GH Group Series D Preferred. GH Group has the right to redeem all or a portion of the GH Group Preferred Shares from a holder for an amount equal to the liquidation value and all unpaid accrued and accumulated dividends.
The GH Group Series B Preferred and the GH Group Series C Preferred carry a 20% cumulative dividend rate, which increases by 2.5% annually after the second anniversary and until the 54-month anniversary of the initial issuance. The GH Group Series D Preferred carry a 15% cumulative dividend rate, which increases by 5% following the fifth anniversary of the original issuance. Dividends are payable if and when declared by GH Group’s board of directors.
There were 49,969 shares of the GH Group Series B Preferred issued and outstanding as of December 31, 2024 and 2023; there were 5,000 shares of the GH Group Series C Preferred issued and outstanding as of December 31, 2024 and 2023; and there were 15,000 shares of the GH Group Series D Preferred issued and outstanding as of December 31, 2024 and 2023.
Shares Outstanding
As of March 10, 2025, we had 4,754,979 Multiple Voting Shares and 70,403,064 Equity Shares issued and outstanding. There were 6,891,973 Exchangeable Shares issued and outstanding in the capital of MPB Acquisition Corp. In addition, we had an aggregate of 44,384,041 warrants, 501,264 stock options and 2,942,875 Restricted Stock Units outstanding as of March 10, 2025.
The following table summarizes the Equity Shares that were issued and outstanding as of March 10, 2025:

Equity Shares	Issued and Outstanding
Subordinate Voting Shares (SVS)	6,983,877
Restricted Voting Shares (RVS)	2,228,898
Limited Voting Shares (LVS)	61,190,289
70,403,064

Cautionary Note Regarding Forward-Looking Information
This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans,” “expects,” “is expected,” “budget,” “scheduled,” “estimates,” “continues,” “forecasts,” “projects,” “predicts,” “intends,” “anticipates” or “believes,” or variations of, or the negatives of, such words and phrases, or statements that certain actions, events or results “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. Forward looking statements include, but are not limited to: statements concerning the completion of, and matters relating to, the various proposed transactions discussed by us herein and the expected timing related thereto; our expected operations, financial results and condition; general economic trends; expectations of market size and growth in the United States and California, the State we operate in; cannabis cultivation, production and extraction capacity estimates and projections; additional funding requirements; our future objectives and strategies to achieve those objectives; our estimated cash flow and capitalization and adequacy thereof; and other statements with respect to management’s beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts.
Inherent in forward-looking statements are risks, uncertainties, and other factors beyond our ability to predict or control. Factors that could cause such differences include, but are not limited to: cannabis is a controlled substance under applicable legislation; the enforcement of cannabis laws could change; differing regulatory requirements across jurisdictions may hinder economies of scale; legal, regulatory or other political change; the unpredictable nature of the cannabis industry; regulatory scrutiny; the impact of regulatory scrutiny on the ability to raise capital; anti-money laundering laws and regulations; any reclassification of cannabis or changes in the federal legality and regulation of U.S. controlled substances; restrictions on the availability of favorable locations; enforceability of contracts; general regulatory and licensing risks; California regulatory regime and transfer and grant of licenses; limitations on ownership of licenses; regulatory action from the Food and Drug Administration; competition; ability to attract and retain customers; unfavorable publicity or consumer perception; results of future clinical research and/or controversy surrounding vaporizers and vaporizer products; limited market data and difficulty to forecast; constraints on marketing products; execution of our business strategy; reliance on management; ability to establish and maintain effective internal control over financial reporting; competition from synthetic production and technological advances; fraudulent or illegal activity by employees, contractors and consultants; product liability and recalls; risks related to product development and identifying markets for sale; dependence on suppliers, manufacturers, and contractors; reliance on inputs; reliance on equipment and skilled labor; service providers; litigation and any unexpected outcomes thereof; intellectual property risks; information technology systems, cyber-attacks, security, and privacy breaches; bonding and insurance coverage; transportation; energy costs; risks inherent in an agricultural business; management of growth; risks of leverage; future acquisitions or dispositions; difficulty attracting and retaining personnel; and past performance not being indicative of future results.
Readers are cautioned that the factors outlined herein are not an exhaustive list of the factors or assumptions that may affect the forward-looking statements, and that the assumptions underlying such statements may prove to be incorrect. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, or achievements to be materially different from any of our future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. Accordingly, readers should not place undue reliance on forward-looking statements. We undertake no obligation to update publicly or otherwise revise any forward-looking statements whether because of new information or future events or otherwise, except as may be required by law. If we do update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

Disclosure Controls and Internal Control over Financial Reporting
In accordance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), management is responsible for establishing and maintaining adequate Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”).
Disclosure Controls and Procedures
In accordance with NI 52-109, management, including our Chief Executive Officer (“CEO”) and our Chief Financial Officer (“CFO”), have evaluated the effectiveness of our DCP. Based on the evaluation of our DCP as of December 31, 2024, our CEO and CFO concluded that our DCP were effective as of such date at the reasonable assurance level and that the previously disclosed material weaknesses have been remediated.
Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act in relation to criteria described in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable U.S. GAAP. Internal control over financial reporting should include those policies and procedures that establish the following:
•maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of our assets;
•reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable GAAP;
•receipts and expenditures are only being made in accordance with authorizations of management and our board of directors; and
•reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial instruments.
A material weakness is a deficiency, or combination of control deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
Remediation of Previously Reported Material Weaknesses
As previously disclosed in Exhibit 99.2 to the Annual Report on Form 40-F for the year ended December 31, 2023, management identified material weaknesses related to use of estimates and assumptions that affect the reported amounts of certain assets, liabilities and expenses. We did not appropriately review the accounting treatment relating to the accounting for complex financing transactions and for business combinations. We did not appropriately assess our distributor agreements for appropriate accounting treatments. We did not regularly perform an analysis and review of the costs and valuation of our CPG raw materials and CPG and retail finished goods. We did not appropriately account for impairments for our long-lived assets and goodwill resulting in changes in the impairment of goodwill. We did not appropriately identify all acquired intangible assets, resulting in changes to the purchase price allocation. We did not appropriately assess the terms and conditions related to the GH Group Preferred Shares issued during the year, did not properly value the Equity Shares issued in one of the business combinations that closed during the year and did not identify and account for certain deferred Equity Share issuances that are a part of the consideration of the acquisitions that closed during the year.

Throughout the year ended December 31, 2024, our management, with oversight from the audit committee, executed upon its previously disclosed remediation plan, which included: (i) providing more comprehensive and timely training to control owners related to non-routine transactions, (ii) hiring additional personnel with requisite skills to review complex non-routine transactions including, but not limited to, asset acquisition and credit worthiness of the holders of our financial instruments and accounting for distribution agreements, (iii) incorporating additional and timely reviews of updated costing and valuations of inventory by experienced employees. Our management completed testing of the implemented controls during the quarter ended December 31, 2024, and found them to be operating effectively. As a result, management has concluded that the material weaknesses in internal control over financial reporting have been remediated as of December 31, 2024.
Limitations of Controls and Procedures
Our management, including, without limitation, our CEO and CFO, believes that any DCP or ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Additional Information
Additional information relating to the Company, including our Annual Information Form for the year ended December 31, 2024, is available on SEDAR+ at www.sedarplus.ca.